Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

dated as of

MARCH 27, 2019

among

QUANTENNA COMMUNICATIONS, INC.,

ON SEMICONDUCTOR CORPORATION

and

RAPTOR OPERATIONS SUB, INC.

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of March 27, 2019 among Quantenna Communications, Inc. a Delaware corporation (the “Company”), ON Semiconductor Corporation, a Delaware corporation (“Parent”), and Raptor Operations Sub, Inc. a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Subsidiary”).

W I T N E S S E T H:

WHEREAS, the Board of Directors of the Company has (i) approved and adopted this Agreement and the transactions contemplated hereby, (ii) determined that this Agreement, the Merger and the other transactions contemplated hereby are advisable, fair to and in the best interests of the Company and its stockholders, and (iii) deemed it advisable that the stockholders of the Company adopt this Agreement on the terms and subject to the conditions set forth in this Agreement and directed that this Agreement be submitted for consideration at a meeting of the stockholders of the Company;

WHEREAS, the Board of Directors of Parent has approved and adopted this Agreement and the transactions contemplated hereby;

WHEREAS, the Board of Directors of Merger Subsidiary has (i) approved and adopted this Agreement and the transactions contemplated hereby and (ii) deemed it advisable that Parent as the sole stockholder of the Merger Subsidiary adopt this Agreement on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, in furtherance of such acquisition, the parties hereto intend to effect a merger in which Merger Subsidiary will be merged with and into the Company, with the Company surviving the Merger on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE 1

Definitions

Section 1.01. Definitions. As used herein, the following terms have the following meanings:

“1933 Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“1934 Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any written or oral offer, or proposal of any Third Party or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) relating to a transaction or series of related transactions involving: (i) any acquisition or purchase (including through any lease, exchange, exclusive license, transfer or disposition, in each case, other than in the ordinary course of business), direct or indirect, of assets equal to 20% or more of the consolidated assets or businesses of the Company and its Subsidiaries, taken as a whole, or to which 20% or more of the consolidated revenues or earnings of the Company and its Subsidiaries, taken as a whole, are attributable, or 20% or more of any class of equity or voting securities of the Company, (ii) any tender offer or exchange offer that, if consummated, would result in such Third Party or group beneficially owning 20% or more of any class of equity or voting securities of the Company, or (iii) a merger, consolidation, business combination, sale of all or substantially all of the assets, liquidation, dissolution or other similar extraordinary transaction (A) involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company or to which 20% or more of the consolidated revenues or earnings of the Company and its Subsidiaries, taken as a whole, are attributable or (B) pursuant to which the stockholders of the Company immediately prior to the consummation of such transaction would, as a result of such transaction, hold less than 80% of the equity interests in the surviving entity of such transaction.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Applicable Law” means, with respect to any Person, any federal, state, local or foreign statute, law (including common law), ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is legally binding upon and applicable to such Person.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in the states of California or New York are authorized or required by Applicable Law to close.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Balance Sheet” means the consolidated balance sheet of the Company as of December 30, 2018 and the notes thereto set forth in the Company’s Form 10-K filed with the SEC for the fiscal year ended December 30, 2018.

“Company Balance Sheet Date” means December 30, 2018.

“Company Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Subsidiary.

“Company Employee Plan” means each “employee benefit plan,” as defined in Section 3(3) of ERISA (whether or not such plan is subject to ERISA) and each other employment, severance or similar Contract, plan, practice, arrangement or policy providing for compensation, bonuses, profit-sharing, stock option or other stock-related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health, medical or welfare benefits, perquisites, employee assistance program, disability or sick leave benefits, or post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained, administered or contributed to by the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries has any actual or contingent liability, other than any plan, policy, program or arrangement (i) mandated by Applicable Law and maintained solely by a Governmental Authority or (ii) sponsored or maintained by a professional employer organization.

“Company ESPP” means the Company’s 2016 Employee Stock Purchase Plan.

“Company Owned IP” means any and all Intellectual Property that is owned by the Company or any of its Subsidiaries (including any and all Company Registered IP).

“Company Registered IP” means all of the Registered IP owned by the Company or any of its Subsidiaries.

“Company Stock” means the common stock, par value $0.0001 per share, of the Company.

“Company Stock Plans” means each plan or non-plan award agreement of the Company (including any such award agreement assumed by the Company), other than the Company ESPP, pursuant to which stock options or other equity awards have been granted to current or former employees, officers, directors or other service providers.

“Confidentiality Agreement” means the letter agreement between Parent and the Company dated December 21, 2018.

“Contract” means any legally binding contract, agreement, note, bond, indenture, lease, license, or other legally binding agreement, commitment or undertaking, in each case, whether written or oral.

“Delaware Law” means the General Corporation Law of the State of Delaware.

“Electronic Data Room” means that certain electronic data room run by Firmex and maintained by the Company for purposes of the Merger and the other transactions contemplated by this Agreement.

“Environmental Laws” means any Applicable Laws relating to pollution, or the protection of the environment or natural resources, or, solely as it relates to exposure to hazardous or toxic substances, human health.

“Environmental Permits” means all permits, licenses, authorizations, and approvals required by Environmental Laws for the operation of the business of the Company or any of its Subsidiaries as currently conducted.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Existing Credit Agreement” means that certain Credit Agreement, dated as of April 15, 2016, as amended by that certain First Amendment to Credit Agreement, dated as of September 30, 2016, that certain Second Amendment to Credit Agreement, dated as of March 31, 2017, that certain Third Amendment to Credit Agreement, dated as of November 30, 2017, that certain Fourth Amendment to Credit Agreement, dated as of May 31, 2018, and the Credit Agreement Amendment, among Parent, Deutsche Bank AG New York Branch, as the Administrative Agent and as the Collateral Agent, the lenders from time to time party thereto, and various other parties.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any transnational, domestic or foreign, federal, provincial, regional, state, municipal or local governmental, quasi-governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof.

“Hazardous Substance” means any toxic, radioactive or otherwise hazardous substance, waste or material that in relevant form and concentration is regulated under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” means with respect to any Person, all obligations of such Person (a) for borrowed money, whether secured or unsecured, (b) evidenced by notes, debentures or similar Contracts, (c) in respect of outstanding letters of credit to the extent drawn and not reimbursed and (d) any guarantee (other than customary non-recourse carve-out or “badboy” guarantees), keepwell or similar arrangement for any of the foregoing. Notwithstanding the foregoing, Indebtedness shall not include (A) any obligations or indebtedness among the Company and its wholly owned Subsidiaries or among wholly owned Subsidiaries of the Company, and (B) guarantees by the Company of obligations or indebtedness of Subsidiaries of the Company or guarantees by Subsidiaries of the Company of obligations or indebtedness of the Company or any Subsidiary of the Company.

“Intellectual Property” means any or all of the following and all rights in: (i) all United States, international and foreign patents and applications therefor and all reissues, divisions, divisionals, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (ii) all inventions (whether or not patentable), trade secrets, know-how, databases, business methods, processes, designs, schematics, drawings, formulae, technical data, specifications, research and development information, technology, business plans and customer lists and other proprietary information; (iii) all copyrights, whether registered or unregistered, and registrations and applications for registration thereof, including in computer software, throughout the world, mask works, whether registered or unregistered, and any registrations and applications for registration thereof; (iv) all industrial designs and any registrations and applications therefor throughout the world; (v) all trade names, trade dress, brand names, corporation names, logos, common law trademarks and service marks, domain names, URLs, and trademark and service mark, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications therefor throughout the world; and (vi) and any governmental grant for the protection of inventions or industrial designs.

“International Plan” means any Company Employee Plan that is maintained primarily for the benefit of current or former employees or other service providers of the Company or any of its Subsidiaries based outside of the United States.

“Key Employee” means an employee of the Company or any of its Subsidiaries whose annual base compensation is $200,000 or more.

“knowledge” means (i) with respect to the Company, the actual knowledge of the individuals listed in Section 1.01 of the Company Disclosure Letter and (ii) with respect to Parent, the actual knowledge of the individuals listed on Section 1.01 of the Parent Disclosure Letter.

“Lien” means, with respect to any property or asset, any mortgage, lien (statutory or otherwise), pledge, charge, security interest, encumbrance, option or other adverse claim or similar restriction of any kind in respect of such property or asset, other than a Permitted Lien.

“Major Customer” means the 10 largest customers of the Company and its Subsidiaries as measured by revenue for the twelve-month period ended December 30, 2018.

“Major Supplier” means the 6 largest suppliers of products or services to the Company and its Subsidiaries as measured by expense for the twelve-month period ended on December 30, 2018.

“Material Adverse Effect” means any change, effect, event, circumstance, development, condition or occurrence that (i) has, or would reasonably be expected to have, a material adverse effect on the condition (financial or otherwise), business, assets or results of operations of the Company and its Subsidiaries, taken as a whole, excluding any change, effect, event, circumstance, development, condition or occurrence resulting from or arising in connection with (A) changes in the financial, securities, credit or other capital markets or general economic or regulatory, legislative or political conditions, (B) changes or conditions generally affecting the industry in which the Company and its Subsidiaries operate, including changes in interest and exchange rates, in the United States or any other jurisdiction in which the Company or its Subsidiaries operate, (C) geopolitical conditions, any outbreak or escalation of hostilities, acts of war (whether or not declared), acts of armed hostility, sabotage, terrorism or national or international calamity (or material worsening of any such conditions), (D) any hurricane, tornado, tsunami, flood, volcanic eruption, earthquake, nuclear incident, pandemic, quarantine restrictions, weather conditions or other natural or man-made disaster or other force majeure event, (E) changes or prospective changes in Applicable Law or GAAP or authoritative interpretation or enforcement thereof, (F) the failure, in and of itself, of the Company to meet any internal or published projections, forecasts, budgets, guidance, estimates or predictions in respect of revenues, earnings or other financial or operating metrics or other matters before, on or after the date hereof, or changes or prospective changes in the market price or trading volume of the securities of the Company or the credit rating of the Company (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Material Adverse Effect if such facts are not otherwise excluded under this definition), (G) the identity of, or any facts or circumstances solely relating to Parent, Merger Subsidiary or their respective Affiliates, (H) the negotiation, announcement, pendency or consummation of the transactions contemplated by this Agreement, including (1) any loss or change in relationship of such Person and its Subsidiaries with any customer, supplier, vendor, distributor, lender, employee, investor, venture partner or other business partner of the Company or its Subsidiaries in connection therewith, or (2) any other disruption to the business of the Company (including supplier, supply chain or distributor disruptions, or the failure to obtain customer orders or design wins) in connection therewith, (I) any stockholder class action, derivative or similar litigation, suit, action or proceeding in respect of this Agreement or the other Transaction Documents (or the transactions contemplated hereby or thereby), or the Proxy Statement (including breach of fiduciary duty and disclosure claims) and (J) (1) any action taken by the Company or any of its Subsidiaries at the written request, or with the written consent, of Parent or Merger Subsidiary or (2) compliance by the Company with the terms of, or the taking by the Company of any action required by, this Agreement, or the failure by the Company to take any action prohibited by this Agreement; except, in the case of clauses (A), (B), (C), (D) or (E), to the extent that there is a material disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industry in which the Company and its Subsidiaries operate (in which case the disproportionate impact or impacts may be taken into account in determining whether there has been a Material Adverse Effect), or (ii) prevents, materially impedes, interferes with, hinders or delays, or would reasonably be expected to prevent or, materially impede, interfere with, hinder or delay the consummation by the Company of the Merger or any of the other transactions contemplated by this Agreement on a timely basis.

“NASDAQ” means the Nasdaq Global Select Market, but if the Nasdaq Global Select Market is not then the principal U.S. trading market for the Company Stock, then “Nasdaq” shall be deemed to mean the principal U.S. national securities exchange registered under the 1934 Act on which the Company Stock is then traded.

“Officers” means the persons set forth on Section 1.01 of the Company Disclosure Letter under the heading “Officers”.

“Parent Material Adverse Effect” means any change, effect, event, circumstance, development, condition or occurrence that prevents or materially impedes, interferes with, hinders or delays or would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation by Parent or Merger Subsidiary of the Merger or any of the other transactions contemplated by this Agreement on a timely basis.

“Permitted Liens” means (i) Liens for Taxes that are not due and payable, or that are being contested in good faith by appropriate proceedings and for which adequate accruals and reserves have been established and disclosed in the Company’s financial statements, (ii) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business, (iii) zoning, building and other similar codes and regulations, (iv) Liens, easements, rights-of-way, covenants and other similar restrictions on real property over which the Company or any of its Subsidiaries has easement rights or on any real property leased by the Company or any of its Subsidiaries and subordination or similar agreements relating thereto, (v) licenses of Intellectual Property, (vi) Liens the existence of which are disclosed in the notes to the consolidated financing statements of the Company included in the Company SEC Documents, and (vii) Liens (other than Liens securing indebtedness for borrowed money), defects or irregularities in title, easements, rights-of-way, covenants, restrictions and other similar matters that would not reasonably be expected to, individually or in the aggregate, materially impair the continued (A) ownership or possession of the applicable property by the Company and its Subsidiaries or (B) use and operation of the assets to which they relate by the Company and its Subsidiaries under the terms and for the purposes for which the assets are currently being used.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Personal Information” means any information that relates to an identified or identifiable individual or device.

“Registered IP” means all registrations or applications to register Intellectual Property with any Government Authority.

“Release” means any release, spill, emission, leaking, dumping, injection, emptying, pumping, pouring, disposal or discharge into or through the environment, including indoor and outdoor air, surface and subsurface water, soil and sediments.

“Representative” means, with respect to any Person, such Person’s directors, officers, employees, Affiliates, investment bankers, attorneys, accountants and other advisors or representatives.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Subsidiary” means, with respect to any Person, any entity of which (i) securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions are at any time directly or indirectly owned by such Person, or (ii) such Person is a general partner.

“Tax” means any tax or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), together with any interest, penalty, or addition to tax.

“Tax Return” means any Tax return, statement, report, election, declaration, disclosure, schedule or form (including any estimated tax or information return or report) filed or required to be filed, or maintained or required to be maintained, in connection with Taxes.

“Taxing Authority” means any Governmental Authority (domestic or foreign) responsible for the imposition or collection of any Tax.

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than Parent or any of its Affiliates.

“Trade Laws” means any law, regulations, order, permit or other decision or requirement having the force or effect of law and as amended from time to time, of any Governmental Authority, concerning the importation of products, the exportation or reexportation of products (including hardware, software, and technology and services), the terms and conduct of international transactions, and the making or receiving of international payments, including, as applicable, the Tariff Act of 1930 and other laws and programs administered or enforced by U.S. Customs and Border Protection and U.S. Immigration and Customs Enforcement, and their predecessor agencies, the Export Administration Act of 1979, Export Administration Regulations, International Emergency Economic Powers Act, Trading With the Enemy Act, Arms Export Control Act, International Traffic in Arms Regulations, Executive Orders of the President regarding embargoes and restrictions on transactions with designated entities, the embargoes and restrictions administered by the U.S. Department of the Treasury, Office of Foreign Assets Control and the antiboycott laws administered by the U.S. Departments of Commerce and Treasury, and any similar customs and international trade laws in any jurisdiction in which Company conducts business.

“Transaction Documents” means this Agreement and any other agreement executed and delivered in connection with this Agreement on the date hereof.

“US Plan” means any Company Employee Plan that is not an International Plan.

(b)    Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Acceptable Confidentiality Agreement	Section 6.03(g)(i)
Adverse Recommendation Change	Section 6.03(a)
Agreement	Preamble
Antitrust Laws	Section 8.01(b)
Appraisal Shares	Section 2.04
Cash Option Award	Section 2.05(b)
Cash RSU Award	Section 2.05(d)
Certificates	Section 2.03(a)
Change Notice	Section 6.03(f)
Claim	Section 7.04(b)
Closing	Section 2.01(b)
Closing Date	Section 2.01(b)
Company	Preamble
Company Board Recommendation	Section 4.02(b)
Company Employees	Section 7.05(a)
Company ESPP Rights	Section 2.06
Company Preferred Stock	Section 4.05(a)

Term	Section
Company Reference Time	Section 4.05(a)
Company Representatives	Section 6.03(a)
Company RSU	Section 2.05(c)
Company RSU Cap	Section 6.01(c)
Company SEC Documents	Section 4.07(a)
Company Securities	Section 4.05(b)
Company Stock Option	Section 2.05(a)
Company Stockholder Approval	Section 4.02(a)
Company Stockholder Meeting	Section 6.02
Company Subsidiary Securities	Section 4.06(c)
Company Terminating Breach	Section 10.02(c)(ii)
Company Termination Fee	Section 10.02(b)(i)
D&O Insurance	Section 7.04(c)
Effective Time	Section 2.01(c)
End Date	Section 10.01(b)(i)
Final Exercise Date	Section 2.06
Foreign Antitrust Laws	Section 4.03
Indemnified Person	Section 7.04(a)
Internal Controls	Section 4.07(f)
Intervening Event	Section 6.03(g)(ii)
Lease	Section 4.14(b)
Material Contract	Section 4.21(a)
Merger	Section 2.01(a)
Merger Consideration	Section 2.02(a)(i)
Merger Subsidiary	Preamble
Option Consideration	Section 2.05(a)
Option Exercise Price	Section 2.05(a)
Out-of-the-Money Option	Section 2.05(a)
Parent	Preamble
Parent Common Stock	Section 2.05(b)
Parent Terminating Breach	Section 10.01(d)(ii)
Paying Agent	Section 2.03(a)
Payment Fund	Section 2.03(c)
Proxy Statement	Section 4.09
Restraints	Section 9.01(b)
RSU Consideration	Section 2.05(c)
RSU Recipients	Section 6.01(c)
Superior Proposal	Section 6.03(g)(iii)
Surviving Corporation	Section 2.01(a)
Tax Incentive	Section 4.16(l)
Uncertificated Shares	Section 2.03(a)
Unvested Company RSU	Section 2.05(d)
Unvested Company Stock Option	Section 2.05(b)
Vested Company Stock Option	Section 2.05(a)

Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The table of contents, and the article and section and other titles, headings and captions herein, are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Annexes, Exhibits and Schedules are to Articles, Sections, Annexes, Exhibits and Schedules of this Agreement unless otherwise specified. All Annexes, Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any terms used in any Annex, Exhibit or Schedule or in any certificate or other document made or delivered pursuant hereto but not otherwise defined therein shall have the meaning as defined in this Agreement. The definition of terms herein shall apply equally to the singular and the plural. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The word “will” shall be construed to have the same meaning as the word “shall”. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or thing extends, and such shall not mean simply “if”. The word “or” shall not be exclusive. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. Unless otherwise specified, references to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted. The phrase “date hereof” or “date of this Agreement” shall be deemed to refer to the date set forth in the preamble of this Agreement. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. The measure of a period of one month or year for purposes of this Agreement will be the date of the following month or year corresponding to the starting date; and, if no corresponding date exists, then the end date of such period being measured will be the next actual date of the following month or year (for example, one month following February 18 is March 18 and one month following March 31 is May 1). References to “law”, “laws” or to a particular statute or law shall be deemed also to include any Applicable Law. Any references in this Agreement to “dollars” or “$” shall be to U.S. dollars. The terms “furnished,” “made available” and other similar terms shall mean the inclusion of any documents, agreements and other instruments in the Electronic Data Room or publicly filed or furnished with the SEC.

ARTICLE 2

The Merger

Section 2.01. The Merger.

(a)    On the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with Delaware Law, at the Effective Time, Merger Subsidiary shall be merged (the “Merger”) with and into the Company in accordance with Delaware Law, whereupon, the separate existence of Merger Subsidiary shall cease and the Company shall be the surviving corporation (the “Surviving Corporation”).

(b)    Subject to the provisions of Article 9, the closing of the Merger (the “Closing”) shall take place at the offices of O’Melveny & Myers LLP, 2765 Sand Hill Road, Menlo Park, California 94025 at 5:00 a.m. Menlo Park, California time, as soon as possible, but in any event no later than the third (3rd) Business Day after the date the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as Parent and the Company may mutually agree consistent with Delaware Law (the “Closing Date”).

(c)    At the Closing, the Company and Merger Subsidiary shall file a certificate of merger with the Secretary of State of the State of Delaware and make all other filings or recordings required by Delaware Law in connection with the Merger. The Merger shall become effective at such time (the “Effective Time”) as the certificate of merger is duly filed with the Secretary of State of the State of Delaware (or at such later time as may be specified in the certificate of merger).

(d)    From and after the Effective Time, the Merger shall have the effects set forth in Section 259 of Delaware Law.

Section 2.02. Conversion of Shares.

(a)    At the Effective Time, by virtue of the Merger and without any action on the part of the parties hereto or the holders thereof:

(i)    except as otherwise provided in Section 2.02(a)(ii), Section 2.02(a)(iii) or Section 2.04, each share of Company Stock outstanding immediately prior to the Effective Time shall no longer be outstanding and shall be automatically be canceled and converted into the right to receive $24.50 in cash, without interest (the “Merger Consideration”);

(ii)    each share of Company Stock held by the Company as treasury stock or owned by Parent or Merger Subsidiary immediately prior to the Effective Time shall be canceled and shall cease to exist, and no payment shall be made with respect thereto;

(iii)    each share of Company Stock held by any Subsidiary of Parent (other than Merger Subsidiary) immediately prior to the Effective Time shall be converted into such number of shares of common stock, par value $0.0001 per share, of the Surviving Corporation such that each such Person owns the same percentage of the Surviving Corporation immediately following the Effective Time as such Person owned of the Company immediately prior to the Effective Time; and

(iv)    each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock, par value $0.0001 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and, together with the shares described in Section 2.02(a)(iii), and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(b)    If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company shall occur, including by reason of any reclassification, recapitalization, stock split, division, subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution thereon with a record date during such period, but excluding any change that results from any exercise of options or the vesting of restricted share units outstanding as of the date hereof to purchase shares of Company Stock granted under the Company’s stock option or compensation plans or arrangements that are permitted by this Agreement, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted.

Section 2.03. Surrender and Payment.

(a)    Prior to the Effective Time, Parent shall appoint an agent reasonably acceptable to the Company (the “Paying Agent”) for the purpose of exchanging for the Merger Consideration (A) certificates representing shares of Company Stock (the “Certificates”) or (B) uncertificated shares of Company Stock (the “Uncertificated Shares”). Promptly after the Effective Time (but in no event later than two (2) Business Days after the Effective Time), Parent shall send, or shall cause the Paying Agent to send, to each holder of Certificates that immediately prior to the Effective Time represented shares of Company Stock and whose shares were converted into the Merger Consideration pursuant to Section 2.02 a letter of transmittal (in a form that was reasonably acceptable to the Company prior to the Effective Time) and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Paying Agent) for use in such exchange.

(b)    Each holder of Certificates that immediately prior to the Effective Time represented shares of Company Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive, upon surrender to the Paying Agent of a Certificate, together with a properly completed letter of transmittal, the Merger Consideration. Payment of the Merger Consideration, in each case to which such holders are entitled pursuant to the terms of this Agreement with respect to Uncertificated Shares shall be made promptly following the Effective Time without any action on the part of the person in whose name such Uncertificated Shares are registered, except as may be required by the Paying Agent (including in respect of any applicable tax forms or other documentation required to be delivered by such holder). No interest shall be paid or accrued with respect to the Merger Consideration payable upon surrender of Certificates or Uncertificated Shares.

(c)    At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Company Stock, an aggregate amount of cash comprising the amount sufficient to pay the aggregate Merger Consideration (such cash referred to as the “Payment Fund”). The Payment Fund shall not be used for any purpose other than for the purpose provided for in this Agreement and shall be held in trust for the benefit of the holders of Company Stock entitled to receive the Merger Consideration pursuant to the terms of Section 2.02. The Payment Fund shall, pending its disbursement to the holders of Company Stock and subject to the applicable requirements of the Paying Agent, be invested by the Paying Agent as directed by Parent or, after the Effective Time, the Surviving Corporation in (i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services, or (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks reasonably acceptable to the Company; provided that no such investment or losses shall affect the amounts payable to such holders of Company Stock and Parent shall promptly replace or cause to be replaced any funds deposited with the Paying Agent that are lost through any investment so as to ensure that the Payment Fund is at all times maintained at a level sufficient for the Paying Agent to pay the Merger Consideration. Earnings from investments, subject to the immediately preceding proviso, shall be paid to and shall be the sole and exclusive property of Parent and the Surviving Corporation. Except as contemplated by Section 2.03(g) hereof, the Payment Fund shall not be used for any other purpose.

(d)    If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Paying Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Paying Agent that such Tax has been paid or is not payable.

(e)    At the Effective Time, there shall be no further registration of transfers of shares of Company Stock and the holders of Certificates and Uncertificated Shares that evidenced shares of Company Stock prior to the Effective Time shall cease to have any rights with respect to such shares of Company Stock, other than the right to receive the Merger Consideration. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation or the Paying Agent, they shall be canceled and exchanged for the Merger Consideration as provided for, and in accordance with the procedures set forth, in this Article 2.

(f)    Any portion of the Merger Consideration deposited with the Paying Agent pursuant to Section 2.03(c) that remains unclaimed by the holders of shares of Company Stock 12 months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged shares of Company Stock for the Merger Consideration in accordance with this Section 2.03 prior to that time shall thereafter look only to Parent for payment of the Merger Consideration, in respect of such shares without any interest thereon, as general creditors thereof. Notwithstanding the foregoing, Parent shall not be liable to any holder of shares of Company Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of shares of Company Stock immediately prior to such time when such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by Applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(g)    Any portion of the Merger Consideration made available to the Paying Agent pursuant to Section 2.04 in respect of any Appraisal Shares shall be returned to Parent, upon demand.

Section 2.04. Appraisal Shares. Notwithstanding Section 2.02, shares of Company Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Stock canceled in accordance with Section 2.02(a)(ii)) and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who is entitled to demand and properly demands appraisal of such shares of Company Stock pursuant to, and who complies, in all respects, with Delaware Law (such shares being referred to collectively as the “Appraisal Shares” until such time as such holder fails to perfect, withdraws or otherwise loses such holder’s appraisal rights under Delaware Law with respect to such shares) shall not be converted into a right to receive the Merger Consideration but instead shall be entitled only to such rights as are granted by Delaware Law to Appraisal Shares; provided that if, after the Effective Time, such holder fails to perfect, withdraws or otherwise waives, withdraws or loses such holder’s right to appraisal pursuant to Delaware Law, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief set forth in the Delaware Law in respect of appraisal, then the right of such holder to receive such payment in respect of such Appraisal Shares will cease and such shares of Company Stock will be deemed to have been converted as of the Effective Time into, and will be exchangeable solely for, the right to receive the Merger Consideration in accordance with Section 2.02(a)(i), without interest thereon, upon surrender of such Certificate formerly representing such share or transfer of such Uncertificated Share, as the case may be. The Company shall provide Parent prompt written notice of any demands received by the Company for appraisal of shares of Company Stock, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to Delaware Law that relates to such demand, and Parent shall have the opportunity and right to participate in and direct all negotiations and proceedings with respect to such demands under Delaware Law consistent with the obligations of the Company thereunder. Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or offer to settle or settle, any such demands.

Section 2.05. Company Equity Awards.

(a)    At or immediately prior to the Effective Time, each option to purchase shares of Company Stock (other than any Company ESPP Rights) that is then outstanding under any Company Stock Plan (a “Company Stock Option”), is then vested (after giving effect to any accelerated vesting of the Company Stock Option that may apply in the circumstances) (a “Vested Company Stock Option”), and has an exercise price per share of Company Stock underlying such Vested Company Stock Option (the “Option Exercise Price”) that is less than the Merger Consideration shall be canceled and converted into the right to receive an amount in cash determined by multiplying (i) the excess of the Merger Consideration over the Option Exercise Price of such Vested Company Stock Option by (ii) the number of shares of Company Stock subject to such Vested Company Stock Option (such amount, the “Option Consideration”). Parent shall cause the Surviving Corporation to pay the Option Consideration

to the holders of the Vested Company Stock Options at or reasonably promptly after the Effective Time (but in no event later than three (3) Business Days after the Effective Time). At or immediately prior to the Effective Time, each Company Stock Option that has an Option Exercise Price that is equal to or greater than the Merger Consideration, whether or not exercisable or vested (an “Out-of-the-Money Option”), shall be canceled without payment.

(b)    Effective as of the Effective Time, each Company Stock Option that is then outstanding and unvested (after giving effect to any accelerated vesting of the Company Stock Option that may apply in the circumstances) (an “Unvested Company Stock Option”) and is not an Out-of-the-Money Option shall be canceled and converted into the right (each such right, a “Cash Option Award”) to receive an amount in cash, payable by the Surviving Corporation at the respective times and subject to the contingencies specified herein, determined by multiplying (i) the excess of the Merger Consideration over the Option Exercise Price of such Unvested Company Stock Option by (ii) the number of shares of Company Stock subject to such Unvested Company Stock Option. Such amount shall be payable on the earliest of the following dates (but in no event later than December 31 of the calendar year in which the Effective Time occurs), in each case, subject to the holder remaining continuously employed by or in service to Parent or its Affiliate from the Closing Date through the applicable payment date: (x) the same vesting dates that applied to the corresponding Unvested Company Stock Option, (y) the last regularly scheduled payroll date of the calendar year in which the Effective Time occurs, and (z) if applicable, the date on which the holder’s employment or service with Parent and its Affiliates terminates, if the corresponding Unvested Company Stock Option as in effect immediately prior to cancellation pursuant to this Section 2.05(b) (or an applicable agreement between the Company and the holder of the Unvested Company Stock Option disclosed in Section 4.18(i) of the Company Disclosure Letter) provided for accelerated vesting on such termination. A holder of a Cash Option Award who has not remained continuously employed with or in service to Parent or its Affiliate through the applicable payment date shall permanently forfeit the unvested portion of such Cash Option Award.

(c)    At or immediately prior to the Effective Time, each award of restricted stock units with respect to shares of Company Stock that is then outstanding under a Company Stock Plan (each such award, a “Company RSU”) and is then vested (after giving effect to any accelerated vesting of the Company RSU that may apply in the circumstances) shall be canceled and converted into the right to receive an amount in cash equal to (i) the number of shares of Company Stock subject to such vested Company RSU award immediately prior to the Effective Time multiplied by (ii) the Merger Consideration (such amount, the “RSU Consideration”). Parent shall cause the Surviving Corporation to pay the RSU Consideration to the holders of the Company RSU awards at or reasonably promptly after the Effective Time (but in no event later than three (3) Business Days after the Effective Time).

(d)    Effective as of the Effective Time, each Company RSU that is then outstanding and unvested (after giving effect to any accelerated vesting of the Company RSU that may apply in the circumstances) (an “Unvested Company RSU”) shall be canceled and converted into the right (each such right, a “Cash RSU Award”) to receive an amount in cash, payable by the Surviving Corporation at the respective times and subject to the contingencies specified herein, equal to (i) the number of shares of Company Stock subject to such Unvested Company RSU immediately prior to the Effective Time multiplied by (ii) the Merger Consideration. Such amount shall be payable on the same vesting schedule that applied to the corresponding Unvested Company RSU, subject to the holder remaining continuously employed by or in service to Parent or its Affiliate from the Closing Date through the applicable vesting date, subject to any right to vesting acceleration as was in effect with respect to such Unvested Company RSU immediately prior to cancellation pursuant to this Section 2.05(d). A holder of a Cash RSU Award who has not remained continuously employed with or in service to Parent or its Affiliate through a particular vesting date, subject to any right to vesting acceleration, or who otherwise does not satisfy the vesting requirements of such Cash RSU Award, shall permanently forfeit the unvested portion of such Cash RSU Award that would otherwise have vested on such vesting date.

(e)    Prior to the Effective Time, the Board of Directors of the Company (or, if appropriate, any committee thereof administering any Company Stock Plan) shall adopt such resolutions, or take action by written consent in lieu of a meeting, as may be necessary to provide for the transactions contemplated by this Section 2.05.

Section 2.06. Treatment of Company ESPP. As soon as reasonably practicable following the date of this Agreement, the Company and the Company’s Board of Directors (or applicable committee thereof) shall take such action as may be necessary to and shall adopt such resolutions (the form and substance of which shall be subject to review and reasonable approval by Parent): (i) cause any offering period (or similar period during which shares may be purchased) in progress under the Company ESPP as of the date of this Agreement to be the final offering period under the Company ESPP and to be terminated no later than the earlier of the day that is five (5) Business Days prior to the Effective Time and the currently-scheduled termination date for such offering (such date, the “Final Exercise Date”); (ii) cause each participant’s then-outstanding share purchase right under the Company ESPP (the “Company ESPP Rights”) to be exercised as of the Final Exercise Date; and (iii) terminate the Company ESPP effective as of, and subject to, the Effective Time. On the Final Exercise Date, the funds credited as of such date under the Company ESPP within the associated accumulated payroll withholding account for each participant under the Company ESPP shall be used to purchase shares of Company Stock in accordance with the terms of the Company ESPP, and each share purchased thereunder and outstanding immediately prior to the Effective Time shall be canceled at the Effective Time and converted into the right to receive the Merger Consideration in accordance with Section 2.02(a)(i), subject to withholding of any applicable income and employment withholding Taxes. Any accumulated contributions of each participant under the Company ESPP as of the Final Exercise Date shall, to the extent not used to purchase shares in accordance with the terms and conditions of the Company ESPP (as amended pursuant to this Section 2.06), be refunded to such participant on or as promptly as practicable following the Final Exercise Date (without interest). No further Company ESPP Rights shall be granted or exercised under the Company ESPP after the Final Exercise Date. The Company shall provide timely notice to participants of the setting of the Final Exercise Date and termination of the Company ESPP in accordance with the Company ESPP.

Section 2.07. Withholding Rights. Each of the Paying Agent, Merger Subsidiary, the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign Tax law. If the Paying Agent, Merger Subsidiary, the Surviving Corporation or Parent, as the case may be, withholds any such amounts and properly pays such amounts over to the appropriate Taxing Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to Person in respect of which such withholding was made.

Section 2.08. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Stock represented by such Certificate, as contemplated by this Article 2.

ARTICLE 3

The Surviving Corporation

Section 3.01. Certificate of Incorporation. The certificate of incorporation of the Company shall be amended and restated at the Effective Time to read in its entirety as set forth in Exhibit A hereto and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with Applicable Law.

Section 3.02. Bylaws. Subject to Section 7.04, the bylaws of the Company shall be amended and restated at the Effective Time to read in their entirety as the bylaws of Merger Subsidiary in effect immediately prior to the Effective Time and, as so amended and restated, shall be the bylaws of the Surviving Corporation until amended in accordance with Applicable Law, other than that the name of the Surviving Corporation may be changed at the Effective Time.

Section 3.03. Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE 4

Representations and Warranties of the Company

Subject to Section 11.05, except as disclosed in any Company SEC Documents filed with the SEC on its Electronic Data Gathering Analysis and Retrieval System before the date of this Agreement (but excluding any forward-looking disclosures set forth in any “risk factors” section, any disclosures in any “forward-looking statements” section and any other disclosures included therein that are cautionary, predictive or forward-looking in nature, which in no event shall be deemed to be an exception to or a disclosure against any representation or warranty set forth in this Article 4) or as set forth in the Company Disclosure Letter, the Company represents and warrants to Parent that:

Section 4.01. Corporate Existence and Power.

(a)    The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers and all governmental licenses, authorizations, Permits, consents and approvals required to carry on its business as currently conducted, except for those licenses, authorizations, Permits, consents and approvals the absence of which would not have, individually or in the aggregate, a Material Adverse Effect. The Company is duly qualified to do business as a foreign corporation and (where applicable and recognized) is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would have, individually or in the aggregate, a Material Adverse Effect.

(b)    Complete and correct copies of the certificate of incorporation and bylaws of the Company, each as amended to the date of this Agreement, have been made available through filings with the SEC.

(c)    Other than the Subsidiaries of the Company, neither the Company nor any of its Subsidiaries directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any Person.

Section 4.02. Corporate Authorization.

(a)    The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and, except for the required approval of the Company’s stockholders in connection with the consummation of the Merger, have been duly and validly authorized by all necessary corporate action on the part of the Company. The affirmative vote in favor of the adoption of this Agreement by the holders of a majority of the outstanding shares of Company Stock entitled to vote thereon is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger (the “Company Stockholder Approval”). Assuming due authorization, execution and delivery by Parent and Merger Subsidiary, this Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

(b)    At a meeting duly called and held, the Company’s Board of Directors has (i) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the Company’s stockholders, (ii) adopted and declared advisable this Agreement and the transactions contemplated hereby and (iii) resolved, subject to Section 6.03, to recommend adoption of this Agreement by the stockholders of the Company (such recommendation in the preceding clause (iii), the “Company Board Recommendation”).

Section 4.03. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no consent or approval of or action by or in respect of, or filing with, any Governmental Authority, other than (a) the filing of a certificate of merger with respect to the Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business,

(b) compliance with any applicable requirements of the HSR Act and competition, merger control, antitrust or similar Applicable Law of any jurisdiction outside of the United States (“Foreign Antitrust Laws”), (c) the filing of the Proxy Statement with the SEC and any amendments or supplements thereto, (d) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable state or federal securities laws, (e) compliance with any applicable rules of NASDAQ and (f) any actions or filings the absence of which would not have, individually or in the aggregate, a Material Adverse Effect.

Section 4.04. Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company or certificate of incorporation or bylaws or equivalent organizational documents of any Subsidiary of the Company, (b) assuming compliance with the matters referred to in Section 4.02 and Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) assuming compliance with the matters referred to in Section 4.02 and Section 4.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any Contract or (d) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (b) through (d), as would not have, individually or in the aggregate, a Material Adverse Effect.

Section 4.05. Capitalization.

(a)    The authorized capital stock of the Company consists of 1,000,000,000 shares of Company Stock and 100,000,000 shares of preferred stock, $0.0001 par value per share, of the Company (“Company Preferred Stock”). As of 5:00 p.m., California time, on March 25, 2019 (the “Company Reference Time”), there were (i) 38,409,021 shares of Company Stock outstanding, (ii) 0 shares of Company Stock held in treasury, (iii) an aggregate of 3,806,137 shares of Company Stock subject to outstanding Company Stock Options (excluding Company ESPP Rights), (iii) an aggregate of 2,857,922 shares of Company Stock subject to outstanding Company RSUs (with Company RSUs subject to performance-based vesting requirements included at the target number of RSUs subject to the award), and (iv) no shares of Company Preferred Stock outstanding. All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any Company Stock Plan, the Company ESPP or any other Company Employee Plan will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of pre-emptive rights. Section 4.05 of the Company Disclosure Letter sets forth, for each equity award outstanding, the holder, type of award, grant date, number of shares, vesting schedule (including any acceleration provisions) and, if applicable, performance conditions, exercise price and expiration date.

(b)    Except as set forth in this Section 4.05 and for changes since the Company Reference Time resulting from the exercise of Company Stock Options or settlement of

Company RSUs outstanding on such date or grants or issuances of Company Stock Options or Company RSUs under the Company Stock Plans and permitted by this Agreement, as of the date hereof there are no issued, reserved for issuance or outstanding: (i) shares of capital stock or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in the Company, (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company, or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”). Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Company Securities.

Section 4.06. Subsidiaries.

(a)    Section 4.06(a) of the Company Disclosure Letter sets forth a complete and correct list, as of the date of this Agreement, of each Subsidiary of the Company and its place of organization.

(b)    Each Subsidiary of the Company has been duly organized, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization and has all organizational powers and all governmental licenses, authorizations, Permits, consents and approvals required to carry on its business as currently conducted, except for those powers, licenses, authorizations, Permits, consents and approvals the absence of which would not have, individually or in the aggregate, a Material Adverse Effect. Each such Subsidiary is duly qualified to do business as a foreign entity and (where applicable) is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not have, individually or in the aggregate, a Material Adverse Effect.

(c)    All of the outstanding capital stock of or other voting securities of, or ownership interests in, each Subsidiary of the Company, is owned by the Company, directly or indirectly, free and clear of any Lien (other than Permitted Liens) and free of any transfer restriction (other than transfer restrictions of general applicability as may be provided under the 1933 Act or other applicable securities laws). As of the date hereof, there are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities.

(d)    Except as set forth in this Section 4.06, no (i) shares of capital stock of the Company or (ii) Company Securities are owned by any Subsidiary of the Company.

Section 4.07. SEC Filings and the Sarbanes-Oxley Act.

(a)    The Company has filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed with or furnished to the SEC pursuant to the 1933 Act or the 1934 Act by the Company since October 27, 2016 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”) on a timely basis.

(b)    No Subsidiary of the Company is required to file or furnish any report, statement, schedule, form or other document with, or make any other filing with, or furnish any other material to, the SEC pursuant to the 1933 Act or the 1934 Act.

(c)    As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document filed pursuant to the 1934 Act complied in all material respects with the requirements of the 1934 Act and did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d)    Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, complied in all material respects with the requirements of the 1933 Act and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e)    As of the date hereof, (i) there are no material outstanding or unresolved written comments from the SEC with respect to the Company SEC Documents and (ii) to the knowledge of the Company, none of the Company SEC Documents is subject to ongoing SEC review.

(f)    The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. The management of the Company has, in compliance with Rule 13a-15 under the 1934 Act, designed disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the management of the Company by others within those entities, and disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the Company’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (“Internal Controls”) which would adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in Internal Controls and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s Internal Controls.

(g)    The Company and its Subsidiaries maintain a system of Internal Controls (as defined in Rule 13a-15 under the 1934 Act) sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of Internal Controls prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of the Company’s Internal Controls, which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s Internal Controls.

(h)    Since January 1, 2018, the Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ.

Section 4.08. Financial Statements. The audited consolidated financial statements and unaudited consolidated quarterly financial statements (in each case, including the related notes) of the Company included or incorporated by reference in the Company SEC Documents in all material respects (i) have been prepared in conformity with GAAP applied on a consistent basis for the periods then ended (except as may be indicated in the notes thereto) and (ii) fairly present the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (except, in the case of any unaudited quarterly financial statements with respect to clause (i) or (ii), as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC and subject to normal year-end audit adjustments). Since October 27, 2016, there has been no change in the Company’s accounting policies or methods of making accounting estimates or changes in estimates that are material to the Company’s financial statements, except as described in the Company SEC Documents or as required by an applicable Governmental Authority.

Section 4.09. Disclosure Documents. The information supplied by the Company for inclusion in the proxy statement, or any amendment or supplement thereto, to be sent to the Company stockholders in connection with the Merger and the other transactions contemplated by this Agreement (the “Proxy Statement”) shall not, on the date the Proxy Statement, and any amendments or supplements thereto, is first mailed to the stockholders of the Company or at the time of the Company Stockholder Approval contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement will comply in all material respects as to form with the requirements of the 1934 Act. The representations and warranties contained in this Section 4.09 shall not apply to statements or omissions included or incorporated by reference in the Proxy Statement based upon information supplied by Parent, Merger Subsidiary or any of their respective Representatives specifically for use or incorporation by reference therein.

Section 4.10. Absence of Certain Changes.

(a)    Since the Company Balance Sheet Date there has not been any event, occurrence, development of a state of circumstances or facts that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)    From the Company Balance Sheet Date until the date hereof, (i) the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course and (ii) there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of Section 6.01(a), Section 6.01(b), Section 6.01(e), Section 6.01(j), or, to the extent applicable to such sections, Section 6.01(q).

Section 4.11. No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (i) liabilities or obligations disclosed, reflected or reserved against in the Company Balance Sheet; (ii) liabilities or obligations incurred in the ordinary course of business since the Company Balance Sheet Date; (iii) liabilities or obligations incurred in connection with the transactions contemplated hereby; (iv) liabilities or obligations that would not be required to be reflected or reserved against in the Company Balance Sheet under GAAP and (v) liabilities or obligations that would not have, individually or in the aggregate, a Material Adverse Effect.

Section 4.12. Compliance with Laws and Court Orders. The Company and each of its Subsidiaries (i) are, and have at all times since October 27, 2016 been, in compliance with Applicable Law, and (ii) since October 27, 2016, have not received any written notices from any Governmental Authority alleging, nor, to the Company’s knowledge, has any Governmental Authority otherwise threatened, that the Company or any of its Subsidiaries is in violation of Applicable Law, except, in the case of clauses (i) or (ii), for failures to comply or violations that would not have, individually or in the aggregate, a Material Adverse Effect.

(a)    As of the date hereof, there is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding against the Company or any of its Subsidiaries that has had, individually or in the aggregate, a Material Adverse Effect.

Section 4.13. Litigation. As of the date hereof, there is no action, suit, proceeding or, to the knowledge of the Company, investigation or review, pending against or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective properties, rights or assets before (or, in the case of threatened actions, suits or proceedings, that would be before) or by any Governmental Authority or arbitrator that would have, individually or in the aggregate, a Material Adverse Effect.

Section 4.14. Properties.

(a)    Except as would not have, individually or in the aggregate, a Material Adverse Effect, the Company or its Subsidiaries have (i) good and valid title to (A) all property and assets reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date, except for those properties and assets that have been disposed of since the Company Balance Sheet Date in the ordinary course of business, and (B) all other material properties and material assets of the Company and its Subsidiaries, in each case, free and clear of all Liens except Permitted Liens and (ii) good and valid leasehold interests in any material real property at which the material operations of the Company and its Subsidiaries are conducted as of the date hereof, free and clear of all Liens except Permitted Liens.

(b)    Except as would not have, individually or in the aggregate, a Material Adverse Effect, (i) each lease or sublease (each, a “Lease”) under which the Company or any of its Subsidiaries leases or subleases any real property is valid, binding and in full force and effect and (ii) neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any other party to a Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Lease, and neither the Company nor any of its Subsidiaries has received any notice in writing that it has breached, violated or defaulted under any Lease.

Section 4.15. Intellectual Property.

(a)    Section 4.15(a) of the Company Disclosure Letter sets forth all material (i) issued patents and pending patent applications, (ii) trademark and service mark registrations and applications for registration thereof, (iii) copyright registrations and applications for registration thereof, (iv) mask work registrations and application for registration thereof, in each case that are owned by the Company or any of its Subsidiaries as of the date of this Agreement. With respect to each of the foregoing items of Intellectual Property, (A) the Company and/or one or more of its Subsidiaries are the sole owners and possess all right, title, and interest in and to such item, free and clear of any Lien, except for Permitted Liens, (B) such item is not subject to any outstanding injunction, judgment, order, decree or ruling, and (C) no lawsuit, claim, complaint, action, formal investigation or proceeding before or by any Governmental Authority of which the Company has received notice (but excluding routine prosecution efforts before the United States Patent and Trademark Office or equivalent foreign Governmental Authorities) is pending or, to the knowledge of the Company, threatened that challenges the legality, validity, enforceability, registrations, or the Company’s ownership of such item; except to the extent that the failure of any of the foregoing clauses (A) or (B) to be true and correct would not have, either individually or in the aggregate, a Material Adverse Effect. Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Company or its Subsidiaries own or have the valid right or license to use and exploit all Intellectual Property used or exploited by, and material to, the business of the Company and its Subsidiaries, free and clear of any Liens other than Permitted Liens. As of the date of this Agreement and except as set forth in Section 4.15(a) of the Company Disclosure Letter, there are no written complaints, demands, notices, legal disputes or claims pending with, or received by, the Company or its Subsidiaries or, to the knowledge of the Company, threatened in writing alleging infringement or misappropriation of any Intellectual Property rights of any Person by the Company or any of its Subsidiaries or inviting the Company or any of its Subsidiaries to take a license under Intellectual Property.

(b)    Except as set forth on Schedule 4.15(b), to the knowledge of the Company, each Material Contract under which the Company or its Subsidiaries license from a third party material Intellectual Property that is currently used by the Company or its Subsidiaries in the conduct of its business (i) is in full force and effect; and (ii) is not the subject of a claim of material breach by the Company or its Subsidiaries of such Material Contract, except to the extent that failure of any of the foregoing clauses (i) or (ii) to be true and correct would not have, either individually or in the aggregate, a Material Adverse Effect.

(c)    To the knowledge of the Company, none of the Company or its Subsidiaries has infringed, misappropriated or otherwise violated any Intellectual Property rights of any Person, except for such infringements, misappropriations or violations that would not have, individually or in the aggregate, a Material Adverse Effect.

(d)    To the knowledge of the Company, none of the Company or its Subsidiaries is aware that any Company Owned IP has been infringed, misappropriated or otherwise violated by any Third Party, except for such infringements, misappropriations or violations that would not have, individually or in the aggregate, a Material Adverse Effect.

(e)    To the knowledge of the Company, none of the issued Company Registered IP has been adjudged invalid or unenforceable in whole or in part in a manner that would have, individually or in the aggregate, a Material Adverse Effect.

(f)    Except as set forth in Section 4.15(f) of the Company Disclosure Letter, the execution and delivery by the Company of this Agreement do not, and the consummation of the Merger and compliance with the provisions hereof will not result in, in each case, under any Contract to which the Company or its Subsidiaries is bound, the Parent or any Subsidiaries of the Parent, other than the Merger Subsidiary, becoming a party to or bound by any decree, judgment, order, arbitral award, or agreement that is reasonably expected to require the Parent or any Subsidiaries of the Parent, other than Merger Subsidiary, to grant to any third party any license, covenant not to sue, immunity or other right with respect to any Intellectual Property or that affects the terms and conditions under which any such license, covenant, immunity or other right is, may be, or must be granted.

(g)    The Company and its Subsidiaries use commercially reasonable efforts to protect and preserve its rights in any material Intellectual Property. Except as would not have, individually or in the aggregate, a Material Adverse Effect, all employees and independent contractors who create or contribute to material Intellectual Property owned by the Company or any of its Subsidiaries have validly assigned to the Company or its Subsidiary in writing all of their rights, title and interest therein that did not initially vest with Company or any of its Subsidiaries by operation of law. Except as would not have, individually or in the aggregate, a Material Adverse Effect, as of the Closing, all payments that were required to have been made to such employees and independent contractors under Applicable Laws, the Company’s or its Subsidiaries’ agreements with such employees or independent contractors or the Company’s and its Subsidiaries’ policies with respect to inventions, that are due and payable prior to the Closing Date, have been fully and timely paid or accrued and there are no unresolved claims by any employees or independent contractors with respect to the foregoing. The Company has made available to the Parent true and complete copies of the Company’s and its Subsidiaries’ policies with respect to inventions.

(h)    The software owned or developed by the Company or any of its Subsidiaries does not incorporate, and is not integrated with, or, linked to any open source software in such a manner that requires the Company or its Subsidiaries to distribute or make publicly available any material proprietary source code for such software owned or developed by the Company or its Subsidiaries or grant any license under patents to any party not in privity with the Company or its Subsidiaries.

(i)    Section 4.15(i) of the Company Disclosure Letter sets forth all standards-setting organizations or multi-party special interest groups that the Company or its Subsidiaries participates, or has, in the past, participated in, where such participation requires the Company or its Subsidiaries to grant third parties a license to patents. To the knowledge of the Company, it is in compliance with any intellectual property rights obligations of the standards-setting organizations and special interest groups in which the Company or its Subsidiaries are participants.

(j)    Since October 27, 2016, all Personal Information which has been collected, stored, secured, maintained, disclosed, transferred (including cross-border transfer) or otherwise used by the Company and its Subsidiaries has been collected, stored, secured, maintained, disclosed, transferred and used in accordance with all Applicable Laws and Contracts, except as would not have, individually or in the aggregate, a Material Adverse Effect. To the knowledge of the Company, since January 1, 2017, neither the Company nor its Subsidiaries has received a notice of noncompliance with Applicable Laws or Contracts related to Personal Information. There has been no loss, damage, or unauthorized access or use, or other breach of security of Personal Information maintained by or on behalf of the Company or its Subsidiaries, except as would not have, individually or in the aggregate, a Material Adverse Effect.

Section 4.16. Taxes.

(a)    All income sales, use, withholding and other material Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due (taking into account any extension of time within which to file) in accordance with all Applicable Law, and all such Tax Returns were, at the time of filing, true, correct and complete in all material respects.

(b)    The Company and each of its Subsidiaries has timely paid (or has had timely paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority all income, sales, use, withholding and other material Taxes due and payable or where payment is not yet due, has established adequate reserves therefor in accordance with GAAP.

(c)    Neither the Company nor any of its Subsidiaries has granted any extension or waiver of the statute of limitations period applicable to any claim for, or the period for the collection or assessment of, any Tax for any taxable period, which period (after giving effect to such extension or waiver) has not yet expired.

(d)    Neither the Company nor any of its Subsidiaries have, since January 1, 2016, been subject to any claim, audit, action, suit, proceeding, request for information, investigation or other proceeding by any Governmental Authority with respect to Taxes, and no such proceedings are in process, pending or have been threatened in writing against or with respect to the Company or its Subsidiaries in respect of any Tax or Tax asset.

(e)    Except as would not have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries have withheld and timely paid (or set aside for timely payment) all Taxes required to have been withheld and paid, and have complied in all material respects with all information reporting and similar requirements of Applicable Law, in connection with amounts paid or owing to any employee, independent contractor, creditor or other third party or related party.

(f)    Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated, consolidated, combined or unitary group other than one of which the Company is or was the common parent, or (ii) has any liability for the Taxes of another Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Tax laws), any agreement (other than customary commercial agreements not primarily related to Taxes), as a transferee or successor, by operation of law or otherwise.

(g)    No claim has been made by a Governmental Authority in a jurisdiction where the Company or its Subsidiaries do not file a particular type of Tax Return or pay a particular type of Tax that the Company or any of its Subsidiaries is or may be required to file such Tax Return or subject to such Tax in that jurisdiction.

(h)    Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting made on or prior to the Closing Date; (ii) installment sale or open transaction disposition entered into on or prior to the Closing Date; (iii) prepaid amount received on or prior to the Closing Date; or (iv) intercompany transactions or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign laws regarding Taxes).

(i)    None of the Company or any of its Subsidiaries was required to include any amount in income pursuant to Section 965(a) of the Code for any taxable period beginning on or after January 1, 2017, except to the extent disclosed on Section 4.16(i) of the Company Disclosure Letter. In the case of any amounts required to be shown on Section 4.16(i) of the Company Disclosure Letter, said section sets forth (i) the identity of the taxpayer (the Company or the particular Subsidiary) required to include the income in question, (ii) the total amount of income required to be included by reason of each particular share ownership, (iii) the ownership interest from which such income derives (name of foreign corporation and percentage of vote and value owned), (iv) any deficit in earnings and profits utilized to reduce the amount of income required to be included by the taxpayer and the source thereof, (v) the first taxable year of the taxpayer with respect to which the amount of such income was required to be included, (vi) the extent to which the included amounts are considered to represent the aggregate of the taxpayer’s pro rata share of the cash portion of the relevant offshore corporation within the meaning of Section 965(c)(3) of the Code, (vii) whether any election has been made pursuant to Section 965(h) of the Code to pay the tax due with respect to such income in installments and (viii) in any instance where an election under Section 965(h) of the Code has been made, a schedule showing the total tax owing, the amount of tax that has already been paid, the amount of tax deferred pursuant to Section 965(h) of the Code, the dates on which future payments will be required to be made, and the amount of the payment required on each such date.

(j)    Neither the Company nor any of its Subsidiaries is subject to Tax in any country other than its country of incorporation or formation by virtue of having a permanent establishment or other place of business in such country.

(k)    Neither the Company nor any of its Subsidiaries has participated in an international boycott within the meaning of Section 999 of the Code.

(l)    Neither the Company nor any of its Subsidiaries is a beneficiary of any Tax holiday, Tax exemption or other Tax reduction agreement or arrangement with any Governmental Authority (each, a “Tax Incentive”), except to the extent disclosed on Section 4.16(l) of the Company Disclosure Letter. In the case of any Tax Incentive required to be shown on Section 4.16(l) of the Company Disclosure Letter, the Company and its Subsidiaries are in compliance with all terms and conditions of such Tax Incentive and the transactions contemplated by this Agreement will not have any adverse effect on the continued validity and effectiveness of such Tax Incentive.

Section 4.17. Employee Benefit Plans.

(a)    Except as would not have, individually or in the aggregate, a Material Adverse Effect, there is no action, suit, audit, proceeding, investigation or claim pending against or involving or, to the knowledge of the Company, threatened against or threatened to involve, any Company Employee Plan before any Governmental Authority or arbitrator, other than routine claims for benefits.

(b)    Neither the Company nor any of its ERISA Affiliates sponsors, maintains or contributes to, or has in the past six years sponsored, maintained or contributed to, or has or is reasonably expected to have any direct or indirect liability with respect to, any plan subject to Title IV of ERISA.

(c)    Neither the Company nor any of its ERISA Affiliates contributes to, or has in the past six years contributed to, any multiemployer plan, as defined in Section 3(37) of ERISA.

(d)    Each US Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter, or has pending or has time remaining in which to file an application for such determination from the Internal Revenue Service, and, to the knowledge of the Company, no revocation of any such determination letter has been threatened by any Governmental Authority and, to the Company’s knowledge, no circumstances exist that would reasonably be expected to result in any such letter being revoked or not being issued or reissued. The Company has made available to Parent copies of the most recent Internal Revenue Service determination or opinion letter with respect to each such US Plan.

(e)    Except as would not have, individually or in the aggregate, a Material Adverse Effect, each US Plan has been maintained in compliance with its terms and with the requirements of Applicable Law, including ERISA and the Code.

(f)    Except as expressly provided in this Agreement or benefits required under non-U.S. statutes, rules or regulations, neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement (either alone or together with any other event, including a termination of employment, to the extent such other event alone would not trigger such benefit) will (i) entitle any current or former employee or independent contractor of the Company or any of its Subsidiaries to any material payment, vesting or benefit under any Company Employee Plan, (ii) otherwise trigger any material acceleration of vesting or payment under, or any obligation to fund, any Company Employee Plan or (iii) limit or restrict the right of the Company or any of its Subsidiaries or, after the Closing, Parent, to merge, amend or terminate any Company Employee Plan in accordance with its terms. Neither the Company nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any current or former employee or independent contractor for any Tax incurred by such individual under Section 409A or 4999 of the Code.

(g)    Neither the Company nor any of its Subsidiaries has any material liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees or independent contractors of the Company or its Subsidiaries except (i) coverage or benefits as required under Section 4980B of the Code or any other Applicable Law, and (ii) payment or reimbursement by the Company of premiums charged for coverage or as required under Section 4980B of the Code or any other Applicable Law.

(h)    Except as would not have, individually or in the aggregate, a Material Adverse Effect, (i) each International Plan has been maintained in compliance with its terms and with the requirements prescribed by any and all Applicable Laws and in good standing with applicable regulatory authorities, and if intended to qualify for special tax treatment, meets all the requirements for such treatment, and (ii) each International Plan required to be funded, book reserved or secured by an insurance policy is fully funded, book reserved or secured by an insurance policy, based on reasonable actuarial assumptions in accordance with applicable accounting principles.

(i)    Section 4.17(i) of the Company Disclosure Letter lists each material Company Employee Plan and specifies whether such plan is a US Plan or an International Plan. For each material Company Employee Plan, the Company has made available to Parent a copy of such plan (or a description, if such plan is not written, and the form of the applicable agreement, in the case of standard employment agreements and equity award agreements) and all amendments thereto.

Section 4.18. Labor and Employment Matters.

(a)    Except as set forth in Section 4.18 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is, or has been since January 1, 2017, a party to any collective bargaining agreement or similar agreement with a labor union or organization with respect to employees based in the United States. Except as would not have, individually or in the aggregate, a Material Adverse Effect, there is no, and has not been since January 1, 2017, (i) unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries relating to their businesses, (ii) activity or proceeding by a labor union or representative thereof to the knowledge of the Company to organize any employees of the Company or any of its Subsidiaries or (iii) lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to such employees, and during the last two years there has not been any such action.

(b)    Except as would not have, individually or in the aggregate, a Material Adverse Effect, the Company is in compliance with all Applicable Laws respecting employment, discrimination in employment, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors and consultants and as exempt or nonexempt), wages, hours, and occupational safety and health and employment practices, including the Immigration Reform and Control Act and the Worker Adjustment and Retraining Notification Act of 1988.

(c)    Except as would not have, individually or in the aggregate, a Material Adverse Effect, there are no claims, disputes, grievances, controversies, agency charges, administrative proceedings, formal discrimination complaints or, to the knowledge of the Company, investigations pending or, to the Company’s knowledge, threatened involving any employee or group of employees in their capacity as an employee of the Company or any of its Subsidiaries.

(d)    Since January 1, 2017, to the knowledge of the Company, no allegations of sexual harassment have been made or threatened against (i) any officer or director of the Company or (ii) any senior-level employee of the Company (in their capacity as such) who supervises other employees of the Company. Since October 27, 2016, the Company has not entered into any settlement agreement related to allegations of sexual harassment or sexual misconduct by an employee, contractor, director, officer or other representative of the Company.

Section 4.19. Insurance. Except as would not, individually or in the aggregate, have a Material Adverse Effect, (i) the Company and its Subsidiaries maintain insurance in such amounts and against such risks as is sufficient to comply with Applicable Law and as are customary in all material respects for companies of similar size in the same or similar lines of business, (ii) all insurance policies of the Company and its Subsidiaries are in full force and effect, except for any expiration thereof in accordance with the terms thereof, (iii) neither the Company nor any of its Subsidiaries is in breach of, or default under, any such insurance policy or has taken any action or failed to take any action which, with notice or lapse or time or both, would constitute a breach or default of any such insurance policy, (iv) no written notice of cancelation or termination has been received with respect to any such insurance policy, other than in connection with ordinary renewals, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or lapse or time or both, would permit termination of any such insurance policy, and (v) no claim for coverage pending under any such policies has been denied by an insurer.

Section 4.20. Environmental Matters. Except as would not have, individually or in the aggregate, a Material Adverse Effect:

(i)    as of the date hereof, (x) no action, claim, suit, proceeding or, to the knowledge of the Company, investigation is pending or, to the knowledge of the Company, threatened in writing by any Governmental Authority or other Person, in each case that alleges that the Company or any of its Subsidiaries has violated or has any liability under any Environmental Law, and (y) there is no judgment, decree, injunction or order of any Governmental Authority issued under any Environmental Law outstanding against the Company or any of its Subsidiaries;

(ii)    the Company and its Subsidiaries are and, since January 1, 2017, have been, in compliance with all Environmental Laws and all Environmental Permits; and

(iii)    there has been no Release of any Hazardous Substance by the Company or any of its Subsidiaries and, to the knowledge of the Company, there has been no Release of any Hazardous Substance at properties owned, leased, or operated by the Company or any of its Subsidiaries resulting in any obligation to conduct any investigation or remedial action of the Company or any of its Subsidiaries under or pursuant to any Environmental Law.

The parties agree and acknowledge that this Section 4.20 shall be the Company’s sole and exclusive representations and warranties regarding environmental matters, Environmental Laws and Hazardous Substances.

Section 4.21. Material Contracts.

(a)     Except for (x) this Agreement, and (y) any Company Employee Plan set forth in Section 4.17(i) of the Company Disclosure Letter and any Contract related thereto, Section 4.21 of the Company Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of each Contract described below in this Section 4.21 under which the Company or any of its Subsidiaries is a party and bound by or by which any of their respective properties or assets is subject, in each case as of the date of this Agreement (together with Contracts disclosed in the Company SEC Documents, each, a “Material Contract”):

(i)    any Contract that (A) contains a provision that limits, curtails or restricts, the ability of the Company or any of its Subsidiaries to (1) compete or conduct activities in any geographic area or line of business with any Person or (2) hire or solicit any Person, other than pursuant to nondisclosure and confidentiality agreements entered into in the ordinary course of business consistent with past practice, (B) includes any “most favored nation”, exclusive marketing, right of first refusal, first offer or first negotiation or other material exclusive rights of any type or scope, in each case, that is granted by the Company to a Third Party, or (C) that otherwise materially restricts the Company or any of its Subsidiaries;

(ii)    Each acquisition or divestiture Contract providing for the acquisition or divestiture of a business or material assets or exclusive licensing agreement that contains representations, covenants, indemnities or other obligations (including “earnout” or other contingent payment obligations) that would reasonably be expected to result in the receipt or making of future payments in excess of $5,000,000;

(iii)    any Contract (excluding licenses for off-the-shelf computer software that are generally available to the Company or its Subsidiaries on commercial terms) under which the Company or any of its Subsidiaries is granted any license, option or other right

(including a covenant not to be sued or right to enforce or prosecute any patents) with respect to any Intellectual Property of a third party, or under which any third party is granted any license, option or other right (including a covenant not to be sued or right to enforce or prosecute any patents) with respect to any Intellectual Property of the Company or any of its Subsidiaries that is exclusive, or which Contract is material to the Company and its Subsidiaries, taken as a whole, whether exclusive or non-exclusive;

(iv)    any Contract providing for contribution or any guaranty in an amount that is material to the Company and its Subsidiaries, taken as a whole, and any material Contract with a Major Customer that includes uncapped indemnification in favor of the applicable Major Customer with respect to claims of infringement, misappropriation, or violation of Intellectual Property;

(v)    any Contract under which the Company or any of its Subsidiaries grants or agrees to grant a license under all or substantially all of the patents of the Company and its Subsidiaries, other than in the ordinary course of business;

(vi)    any material Contract with a Major Customer or Major Supplier;

(vii)    any Contract with any Government Authority that is material to the conduct of the business of the Company and its Subsidiaries, taken as a whole;

(viii)    each Contract not otherwise described in any other subsection of this Section 4.21(a) pursuant to which the Company or any of its Subsidiaries is obligated to pay, or entitled to receive, payments in excess of $5,000,000 in the twelve (12) month period following the date hereof, which cannot be terminated by the Company or such Company Subsidiary on less than ninety (90) days’ notice without material payment or penalty;

(ix)    any joint venture, joint development, or legal partnership, or any strategic alliance, joint development or partnership agreement that is material to the Company and its Subsidiaries, taken as a whole; and

(x)    each Contract relating to outstanding Indebtedness of the Company or the Subsidiaries of the Company for borrowed money, any indenture or any financial guaranty thereof (whether incurred, assumed, guaranteed or secured by any asset), other than Contracts solely among the Company and any wholly owned Subsidiary of the Company.

(b)    Except as would not have, individually or in the aggregate, a Material Adverse Effect, each Material Contract is in full force and effect and is a legal, valid and binding agreement of the Company or its Subsidiary, as the case may be, and, to the knowledge of the Company, of each other party thereto, enforceable against the Company or such Subsidiary, as the case may be, and, to the knowledge of the Company, against the other party or parties thereto, in each case, in accordance with its terms except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Applicable Law affecting creditors’ rights generally and by general principles of equity. Except as would not have, individually or in the aggregate, a Material Adverse Effect, none of the Company, any of its Subsidiaries or, to the knowledge of the Company, any other party thereto is in default or breach under the terms of any Material Contract and, to the knowledge of the Company, no event or condition or circumstance has occurred that, with or without notice or lapse of time or both, would constitute any event of default thereunder.

Section 4.22. Customers and Suppliers. Section 4.22 of the Company Disclosure Letter sets forth the names of the Company’s Major Supplier and Major Customers. To the knowledge of the Company, as of the date hereof, neither the Company nor any of its Subsidiaries (a) have been notified in writing of any material dispute with any Major Customer or Major Supplier, or (b) have been notified in writing by any Major Customer or Major Supplier that it intends to or is threatening to terminate, or not renew, its Contract or otherwise materially adversely alter the terms of its relationship with the Company or its Subsidiaries.

Section 4.23. Compliance with the U.S. Foreign Corrupt Practices Act and Other Applicable Anti-Corruption Laws. Except for failures to comply or violations that would not have, individually or in the aggregate, a Material Adverse Effect, since October 27, 2016, the Company and its Subsidiaries, and their respective officers, directors and employees, have complied with the U.S. Foreign Practices Act of 1977 and other applicable anti-corruption laws.

Section 4.24. Finders’ Fees. Except for Qatalyst Partners LP, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement. A true and correct copy of the Company’s engagement letter with Qatalyst Partners LP relating to the transactions contemplated by this Agreement has been made available to Parent prior to the date of this Agreement.

Section 4.25. Opinion of Financial Advisor. The Company has received the opinion of Qatalyst Partners LP, financial advisor to the Company, to the effect that, as of the date of this Agreement, and based upon and subject to the limitations, qualification, assumptions and other matters set forth therein, the Merger Consideration to be received by the holders of shares of Company Stock (other than Parent and its Affiliates) pursuant to, and in accordance with the terms of, this Agreement is fair, from a financial point of view, to such holders.

Section 4.26. Antitakeover Statutes. Assuming the representations and warranties in Section 5.09 are true and correct, the Company has taken all action necessary to exempt this Agreement, the Merger and the other transactions contemplated hereby from any anti-takeover provision set forth in Delaware Law.

Section 4.27. Trade Laws. Except as would not have, individually or in the aggregate, a Material Adverse Effect, the Company is, and at all times since January 1, 2017 has been, in compliance with all applicable Trade Laws, and there are no material pending or, to the knowledge of the Company, threatened unresolved claims concerning any liability of the Company with respect to any false statement or omission made by the Company in violation of any applicable Trade Laws or any applicable export licenses.

Section 4.28. No Additional Representations. Except for the representations and warranties made by the Company in this Article 4, neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to Parent, Merger Subsidiary or any of their respective Affiliates or Representatives, notwithstanding the delivery or disclosure to Parent or any of its Affiliates or Representatives of any documentation, forecasts or other information in connection with the transactions contemplated hereby, and each of Parent and Merger Subsidiary acknowledge the foregoing. Neither the Company nor any other Person will have or be subject to any liability to Parent or Merger Subsidiary, or any other Person resulting from the distribution to the Parent or any of its Affiliates or Representatives, or the Parent’s (or any of or any of its Affiliates’ or Representatives’) use of, any such information, including any information, documents, projections, forecasts, management presentations in expectation of the Merger or the other transactions contemplated hereunder or other material made available to them by the Company or its Representatives, unless any such information is expressly included in a representation or warranty contained in this Article 4.

ARTICLE 5

Representations and Warranties of Parent and Merger Subsidiary

Subject to Section 11.05, Parent and Merger Subsidiary jointly and severally represent and warrant to the Company that:

Section 5.01. Corporate Existence and Power.

(a)    Each of Parent and Merger Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and all governmental licenses, authorizations, Permits, consents and approvals required to carry on its business as currently conducted, except for those powers, licenses, authorizations, Permits, consents and approvals the absence of which would not have, individually or in the aggregate, a Parent Material Adverse Effect. Since the date of its incorporation, Merger Subsidiary has not engaged in any activities other than in connection with or as contemplated by this Agreement. Parent owns beneficially and of record all of the outstanding capital stock of Merger Subsidiary.

(b)    Parent has heretofore made available to the Company complete and correct copies of the certificates of incorporation and bylaws of Parent and Merger Subsidiary as currently in effect.

Section 5.02. Corporate Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby are within the corporate powers of Parent and Merger Subsidiary and have been duly authorized by all necessary corporate action. Assuming due authorization, execution and delivery by the Company, this Agreement constitutes a valid and binding agreement of each of Parent and Merger Subsidiary, enforceable against each of Parent and Merger Subsidiary in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’

rights generally and general principles of equity). At a meeting duly called and held, Parent’s Board of Directors has determined that this Agreement and the transactions contemplated hereby, in each case on the terms and subject to this Agreement, are fair to and in the best interests of Parent’s stockholders, adopted and declared advisable this Agreement and the transactions contemplated hereby. No vote of the holders of any of Parent’s capital stock is necessary in connection with the consummation of the Merger or any of the other transactions contemplated by this Agreement. Through a unanimous written consent, Merger Subsidiary’s Board of Directors has determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of the stockholder(s) of Merger Subsidiary, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, and resolved to recommend approval of this Agreement by its stockholder(s).

Section 5.03. Governmental Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (a) the filing of a certificate of merger with respect to the Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (b) compliance with any applicable requirements of the HSR Act and Foreign Antitrust Laws, (c) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other state or federal securities laws, (d) compliance with any applicable rules of NASDAQ and (e) any actions or filings the absence of which would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.04. Non-contravention. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement, as applicable, and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Parent or Merger Subsidiary, (b) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) assuming compliance with the matters referred to in Section 5.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon Parent or any of its Subsidiaries or (d) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of Parent or any of its Subsidiaries, except, in the case of each of clauses (b) through (d), as would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.05. Disclosure Documents. The information supplied by Parent or Merger Subsidiary for inclusion in the Proxy Statement shall not, on the date the Proxy Statement, and any amendments or supplements thereto, is first mailed to the stockholders of the Company or at the time of the Company Stockholder Approval, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 5.05 shall not apply to statements or omissions included or incorporated by reference in the Proxy Statement based upon information supplied by the Company or any of its Representatives specifically for use or incorporation by reference therein.

Section 5.06. Availability of Funds; Financing. Parent’s and Merger Subsidiary’s obligations under this Agreement are not subject to a condition regarding Parent’s or Merger Subsidiary’s obtaining of funds to consummate the Merger and the other transactions contemplated by this Agreement. As of the date hereof, Parent has, and at Closing, Parent and/or Merger Subsidiary will have, available to it sufficient funds to pay the Merger Consideration and any other amounts required to be paid by Parent and Merger Subsidiary in connection with the consummation of the Merger and the other transactions contemplated by this Agreement, including all related fees and expenses. Parent acknowledges that its obligations under this Agreement are not conditioned upon or subject to its receipt of the proceeds made available under the Existing Credit Agreement, any debt commitment letters or any other debt or equity financing.

Section 5.07. Certain Arrangements. There are no Contracts or commitments to enter into Contracts (a) between Parent, Merger Subsidiary or any of their Affiliates, on the one hand, and any director, officer or employee of the Company or any of its Subsidiaries, on the other hand, or (b) pursuant to which any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any stockholder of the Company agrees to vote or approve this Agreement or the Merger or agrees to vote against any Superior Proposal.

Section 5.08. Litigation. There are no actions, suits, claims, investigations or proceedings pending or, to the knowledge of Parent and Merger Subsidiary, threatened in writing against Parent, Merger Subsidiary or any of their respective Affiliates, other than any such action, suit, claim, investigation or proceeding that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Merger by Parent or Merger Subsidiary, and neither Parent nor Merger Subsidiary nor any of its Affiliates is a party to or subject to the provisions of any order which would reasonably be expected to prevent or materially delay the consummation of the Merger by Parent or Merger Subsidiary.

Section 5.09. Ownership of Company Securities; Delaware Law Section 203. Parent and its subsidiaries do not “own” (as defined in Section 203 of Delaware Law) any shares of Company Stock, Company Securities or other securities of the Company or any options, warrants or other rights to acquire Company Stock, Company Securities or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company. Neither Parent nor any of its “affiliates” or “associates” (each as defined in Section 203 of Delaware Law) is, or has been at any time with the last three years, an “interested stockholder” as defined in Section 203 of Delaware Law. Neither Parent nor any of its subsidiaries has taken, or authorized or permitted any its Representatives to take, any action that would cause Parent or any of its “affiliates” or “associates” (each as defined in Section 203 of Delaware Law) thereof to be deemed an “interested stockholder” as defined in Section 203 of Delaware Law or otherwise render Section 251 of Delaware Law inapplicable to the Merger.

Section 5.10. Solvency. Neither Parent nor Merger Subsidiary is entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries. Each of Parent and Merger Subsidiary is Solvent as of the date of this Agreement, and each of Parent and the Surviving Corporation will, after giving effect to all of the transactions contemplated by this Agreement, including the payment of the aggregate Merger Consideration, the payment of all other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement and the payment of all related fees and expenses, be Solvent at and after the Effective Time. As used in this Section 5.10, the term “Solvent” means, with respect to a particular date, that on such date, (a) the sum of the assets, at a fair valuation, of Parent and Merger Subsidiary (and, after the Merger, the Surviving Corporation) (on a consolidated basis) and of each of them (on a standalone basis) will exceed their debts, (b) each of Parent and Merger Subsidiary (and, after the Merger, the Surviving Corporation) (on a consolidated basis) and each of them (on a standalone basis) has not incurred and does not intend to incur, and does not believe that it will incur, debts beyond its ability to pay such debts as such debts mature, and (c) each of Parent and Merger Subsidiary (and, after the Merger, the Surviving Corporation) (on a consolidated basis) and each them (on a standalone basis) has sufficient capital and liquidity with which to conduct its business. For purposes of this Section 5.10, “debt” means any liability on a claim, and “claim” means any (a) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured, and (b) any right to an equitable remedy for breach of performance if such breach gives rise to a payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

Section 5.11. Finders’ Fees. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent, Merger Subsidiary or any of their respective Subsidiaries who is entitled to any fee or commission from Parent, Merger Subsidiary or any of their respective Affiliates in connection with the transactions contemplated by this Agreement.

Section 5.12. Non-Reliance on Company Estimates. The Company has made available to Parent and Merger Subsidiary, and may continue to make available, estimates, projections and other forecasts for the business of the Company and its Subsidiaries and plan and budget information. Each of Parent and Merger Subsidiary acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Further, each of Parent and Merger Subsidiary acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Subsidiary are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and, except to the extent expressly set forth in the representations and warranties made pursuant to Article 4, that neither Parent nor Merger Subsidiary is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives, and neither Parent nor Merger

Subsidiary shall, and shall cause its Affiliates and their respective Representatives not to, hold any such Person liable with respect thereto.

Section 5.13. No Additional Representations. Except for the representations and warranties made by Parent and Merger Subsidiary in this Article 5, neither Parent nor Merger Subsidiary nor any other Person makes any other express or implied representation or warranty with respect to Parent or Merger Subsidiary or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and the Company acknowledges the foregoing. Parent and Merger Subsidiary acknowledge and agree to the statements set forth in Section 4.28.

ARTICLE 6

Covenants of the Company

Section 6.01. Conduct of the Company. Except for matters set forth in Section 6.01 of the Company Disclosure Letter, as expressly permitted or required by this Agreement, as required by Applicable Law or Governmental Authority or with the prior written consent (which may include an electronic transmission) of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), from and after the date hereof and prior to the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice and use its commercially reasonable efforts to (i) preserve intact its present business organization, (ii) keep available the services of its present directors, officers, and Key Employees, and (iii) preserve its relationships with its material customers, lenders, suppliers and others having material business relationships with it. Without limiting the generality of the foregoing, except for matters set forth in Section 6.01 of the Company Disclosure Letter, as expressly permitted or required by this Agreement, as required by Applicable Law or with the prior written consent (which may include an electronic transmission) of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), between the date hereof and the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, as applicable, the Company shall not, nor shall it permit any of its Subsidiaries to:

(a)    (i) amend the certificate of incorporation or bylaws of the Company or (ii) amend, other than immaterial changes in respect of wholly-owned Subsidiaries, the comparable organizational documents of any Subsidiary of the Company;

(b)    (i) split, combine or reclassify any shares of its capital stock, (ii) authorize, declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, or enter into any agreement with respect to the voting of, any capital stock of the Company or any of its Subsidiaries, other than dividends and distributions by a direct or indirect wholly owned Subsidiary of the Company to its parent or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any Company Securities or any Company Subsidiary Securities, other than (A) the acquisition or withholding by the Company of shares of Company Stock in connection with the surrender of shares of Company Stock by holders of Company Stock Options in order to pay the exercise price thereof, (B) the acquisition or withholding of shares of Company Stock to satisfy Tax obligations with respect to awards granted pursuant to the Company Stock Plans, (C) the acquisition by the Company of any restricted shares in connection with the forfeiture of such awards and (D) as required by any Company Employee Plan as in effect on the date of this Agreement;

(c)    (i) issue, deliver, sell, grant, pledge, transfer, subject to any Lien or otherwise encumber or dispose of, any Company Securities or Company Subsidiary Securities, other than the issuance of (A) any shares of Company Stock upon the exercise of Company Stock Options or any options or purchase rights under the Company ESPP or settlement of Company RSUs, in each case, that are outstanding on the date of this Agreement and in each case in accordance with their terms on the date of this Agreement, (B) awards of Company RSUs to consultants under the Company Stock Plans and awards of Company RSUs under the Company Stock Plans to any newly hired or promoted employees or to employees for retention purposes (collectively, the “RSU Recipients”) (in each case, other than to the Officers), in each case, in the ordinary course of business consistent with past practice, provided that (x) such awards shall not provide for accelerated vesting in connection with the transactions contemplated by this Agreement, and (y) the Company may not, pursuant to this clause (B), issue prior to the Effective Time more than an aggregate number of Company RSUs equal to the lesser of (1) 250,000 Company RSUs, and (2) an aggregate of 1,900,000 Company RSUs during calendar year 2019 (taking into account all Company RSUs previously granted during 2019 prior to the date of this Agreement and all Company RSUs to be granted in accordance herewith during the remainder of 2019) (the “Company RSU Cap”); provided, however, that if any RSU Recipient receives any Company RSUs pursuant to this Section 6.01(c)(i)(B) and any of such Company RSUs are thereafter forfeited back to the Company without vesting, such Company RSUs shall not count against the Company RSU Cap, or (C) any Company Subsidiary Securities to the Company or any other wholly-owned Subsidiary of the Company; or (ii) amend any term of any Company Security or any Company Subsidiary Security;

(d)    adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization, each with respect to the Company or any of its Subsidiaries (other than the dissolution of any inactive Subsidiary of the Company and reorganizations solely among Subsidiaries of the Company) or consummate any of the foregoing;

(e)    acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any equity interest or securities in, or any material amount of other assets, properties, interests or businesses of, any Person, or enter into any new line of business that is material to the Company and its Subsidiaries, taken as a whole;

(f)    sell, lease, exclusively license, exchange, swap, abandon, allow to lapse or cancel any Company Owned IP (other than the natural expiration thereof or, with respect to allowing Company Owned IP to become abandoned, lapsed, or cancelled, in connection with the Company’s exercise of its reasonable business judgment); or sell, lease, exchange, swap, or otherwise transfer or dispose of any of the Company’s or its Subsidiaries’ material assets, securities, properties, interests or businesses, other than (i) pursuant to existing Contract in effect prior to the date of this Agreement, or (ii) sales of Company products and services, inventory or used equipment in the ordinary course of business consistent with past practice;

(g)    (i) repurchase, prepay, redeem, defease, assume, endorse, guarantee, incur or otherwise become liable for or modify the terms of any indebtedness for borrowed money or sell or issue any debt securities or other rights to acquire any debt securities (directly, contingently or otherwise), or (ii) make any loans, advances or capital contributions to, or investments in, any other Person (other than to the Company or any of its wholly-owned Subsidiaries in the ordinary course of business and advances of expenses to employees in the ordinary course of business);

(h)    except as required by the terms of any Company Employee Plan as in effect on the date of this Agreement: (i) grant any severance, retention or termination pay to, or enter into or amend any employment, severance, retention, termination, change in control or severance agreement with, any current or former Key Employee, (ii) hire any new employee who would constitute a Key Employee, other than in the ordinary course of business consistent with past practice in order to replace a Key Employee whose employment terminates (so long as the applicable replacement Key Employee receives compensation and benefit terms that are no more favorable to the new Key Employee than compensation and benefits held by the Key Employee that is being replaced), (iii) grant to any current or former director or Key Employee of the Company or any of its Subsidiaries any material increase in compensation, target bonus or benefits, in addition to those pursuant to arrangements in effect on the date hereof, other than in the ordinary course of business, (iv) establish, adopt, enter into or materially amend or modify any Company Employee Plan (other than entering into offer letters that contemplate “at will” employment that is terminable without payment or notice or, where required by Applicable Law, employment agreements consistent with the Company’s practices in the applicable jurisdiction, or cash bonus or cash incentive plans for performance periods not exceeding one year in the ordinary course of business consistent with past practice to replace such plans covering performance periods that end prior to the Closing), (v) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any of its directors employees or other service providers, other than in the ordinary course of business consistent with past practice, (vi) establish, enter into, adopt or amend any works council, collective bargaining or similar labor-related agreement, except as required by Applicable Law, (vii) announce, implement or effect any material reduction in labor force, lay-off, early retirement program or other effort concerning termination of employment of employees of the Company or any of its Subsidiaries (other than routine employee terminations in the ordinary course of business), or (viii) terminate any Key Employee other than for cause;

(i)    make any change in any financial accounting principles, methods or practices (including any Tax accounting policies or procedures) or any of its methods of reporting income, deductions or other material items for financial or Tax accounting purposes, in each case except for any such change required by GAAP or Applicable Law, including Regulation S-X under the 1934 Act;

(j)    make, change or revoke any material Tax election (other than in the ordinary course of business consistent with past practice), change any annual Tax accounting period, adopt or change any method of material Tax accounting, amend, refile or otherwise revise any previously filed Tax Returns, enter into any closing agreement, settle or compromise any Tax claim or assessment, consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of Taxes, enter into any Tax indemnity or similar agreements or arrangements (other than customary commercial agreements not primarily related to Taxes), undertake any restructuring or engage in any transaction that may transfer the ownership of any Intellectual Property;

(k)    discharge, pay, settle or offer or propose to settle, (A) any litigation, investigation, arbitration, proceeding or other claim involving or against the Company or any of its Subsidiaries, (B) any shareholder litigation or dispute against the Company or any of its officers or directors, or (C) any litigation, arbitration, proceeding or dispute that relates to the transactions contemplated hereby;

(l)    enter into, as a tenant or subtenant, any lease of real property, under which the rent to be charged exceeds $250,000 for any twelve (12)-month period, other than ordinary course of business extensions and renewals of leases existing as of the date hereof with a term of no more than one (1) calendar year;

(m)    except in the ordinary course of business consistent with the past practice and except as provided in the 2019 annual operating plan as approved by the Board of Directors of the Company and made available to Parent, make any new capital expenditure or expenditures, or commit to do so;

(n)    enter into any Contract, excluding Contracts containing non-exclusive licenses ancillary to the sale of products in the Company’s ordinary course of business and in a manner consistent with past practices and non-exclusive licenses granted in the ordinary course of business (but excluding non-exclusive licenses of (i) all or substantially all of the Company’s or its Subsidiaries’ owned and issued patents or pending patent applications or (ii) material Company Owned IP outside the ordinary course of business or inconsistent with past practice), (A) that will cause or require Company or its Subsidiaries to (x) grant to any third party any license, covenant not to sue, release, immunity or other right with respect to or under any Intellectual Property, or (y) be obligated to pay any material amount of royalties or other material amounts to any third party (other than royalties and other amounts paid by the Company or any of its Subsidiaries to any third party), or (B) under which the Company or its Subsidiaries establishes with any third party a joint venture, strategic relationship, or legal partnership pursuant to which the Company or its Subsidiary agrees to develop or create (whether jointly or individually) any material Intellectual Property, products, or services;

(o)    terminate, cancel, amend or modify any insurance coverage policy maintained by the Company or any of its Subsidiaries that is not concurrently replaced by a comparable amount of insurance coverage, other than renewals in the ordinary course of business;

(p)    except in the ordinary course of business consistent with past practice, (A) enter into any Contract that would, if entered into prior to the date hereof, be a Material Contract, (B) materially modify, materially amend or terminate any Material Contract or (C) waive, release, terminate, amend, renew or assign any material rights or claims of the Company or any of its Subsidiaries under any Material Contract; or

(q)    agree, authorize or commit to do any of the foregoing.

Section 6.02. Company Stockholder Meeting. The Company shall cause a meeting of its stockholders (the “Company Stockholder Meeting”) to be duly called and held as soon as reasonably practicable following clearance of the Proxy Statement by the SEC for the purpose of voting on the adoption of this Agreement. As soon as reasonably practicable following the establishment of the record date for the Company Stockholder Meeting and clearance of the Proxy Statement by the SEC, the Company shall cause the definitive Proxy Statement to be mailed to the stockholders of Company entitled to vote at the Company Stockholder Meeting. Notwithstanding the first sentence of this Section 6.02, the Company may adjourn or postpone the Company Stockholder Meeting (i) after consultation with Parent, to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the Company’s stockholders within a reasonable amount of time in advance of the Company Stockholder Meeting, (ii) as otherwise required by Applicable Law or (iii) if as of the time for which the Company Stockholder Meeting is scheduled as set forth in the Proxy Statement, there are insufficient shares of Company Stock represented (in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholder Meeting. The Board of Directors of the Company shall (A) subject to Section 6.03, recommend adoption of this Agreement by the Company Stockholders, (B) subject to Section 6.03, use its reasonable best efforts to obtain the Company Stockholder Approval and (C) otherwise comply with all legal requirements applicable to such meeting.

Section 6.03. Acquisition Proposals.

(a)    Subject to Section 6.03(b), Section 6.03(c), Section 6.03(d), Section 6.03(e) and Section 6.03(f), from and after the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, (i) neither the Company nor any of its Subsidiaries shall, nor shall the Company or any of its Subsidiaries authorize or knowingly permit any of the directors of the Company, the officers or employees of the Company, or any investment bankers, attorneys, accountants or other advisors or other Representatives retained by the Company or its Subsidiaries (collectively, “Company Representatives”) to, directly or indirectly, (A) solicit, initiate or knowingly facilitate or encourage the submission of any inquiry, proposal or offer which constitutes, or would reasonably be expect to result in, an Acquisition Proposal, (B) enter into, continue or participate in any discussions or negotiations with, or furnish any non-public information relating to the Company or any of its Subsidiaries to, any Third Party in connection with an Acquisition Proposal, (C) approve, recommend, publicly declare advisable or enter into any agreement in principle, letter of intent, merger agreement, acquisition agreement, joint venture agreement or other similar agreement relating to an Acquisition Proposal (other than any Acceptable Confidentiality Agreement entered into in accordance with this Section 6.03), or (D) agree to or propose publicly to do any of the foregoing, and (ii) the Board of Directors of the Company shall not (x) fail to make, withdraw or modify in a manner adverse to Parent (or publicly propose to withdraw, modify or qualify in any manner adverse to Parent) the Company Board Recommendation, (y) adopt, approve, or publicly recommend, endorse or otherwise declare advisable the adoption of, an Acquisition Proposal, or (z) fail to include in the Proxy Statement the Company Board Recommendation (any of the foregoing in this clause (ii), an “Adverse Recommendation Change”; provided, that, for the avoidance of doubt, but subject to compliance by the Company with the terms of this Section 6.03, none of (1) the determination by the Board of Directors in accordance with Section 6.03(f) that an Acquisition Proposal constitutes a Superior Proposal, (2) the disclosure by the Company of such determination in accordance with Section 6.03(f), or (3) the delivery by the Company of the notice required by Section 6.03(e) shall constitute an Adverse Recommendation Change).

(b)    Notwithstanding anything contained in this Agreement to the contrary, if at any time after the date of this Agreement and prior to obtaining the Company Stockholder Approval, the Company, any Subsidiary of the Company or any of the Company Representatives receives a written Acquisition Proposal from any Third Party that did not result from a breach of Section 6.03(a) and that the Board of Directors of the Company determines in good faith (I) to be bona fide, (II) after consultation with its financial advisor and outside legal counsel, constitutes, or would reasonably be expected to result in, a Superior Proposal or (III) after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to result in a breach of the fiduciary duties of the Company’s directors under Applicable Law, then the Company, directly or indirectly through the Company Representatives, may (i) engage in negotiations or discussions with such Third Party and its Representatives and actual or potential sources of financing (including, as a part thereof, making any counterproposal), and (ii) furnish to such Third Party or its Representatives and actual or potential sources of financing non-public information relating to the Company or any of its Subsidiaries pursuant to an Acceptable Confidentiality Agreement; provided, that, prior to or substantially concurrently with the time it is made available to such Third Party, the Company shall make available to Parent any non-public information relating to the Company or its Subsidiaries that is made available to such Third Party and that was not previously made available to Parent.

(c)    Notwithstanding anything contained in this Agreement to the contrary at any time prior to obtaining the Company Stockholder Approval, if (A) an Intervening Event has occurred, and (B) the Board of Directors of the Company determines in good faith and after taking into account any revisions to the terms of this Agreement that may be offered in writing by Parent in accordance with this Section 6.03(c), after consultation with outside legal counsel and its financial advisors, that the failure to make an Adverse Recommendation Change would reasonably be expected to result in a breach of its fiduciary duties under Applicable Law, then the Board of Directors of the Company may make an Adverse Recommendation Change; provided, that, if the Company is making an Adverse Recommendation Change in response to any Intervening Event (other than an Acquisition Proposal, which shall be governed by Section 6.03(f)), then the Board of Directors of the Company shall not make such Adverse Recommendation Change unless the Company has (i) provided to Parent at least three (3) Business Days’ prior written notice (it being understood and agreed that any material change in facts or circumstances relating to an Intervening Event shall require a new notice and a new three (3) Business Day period) that it intends to take such action and specifying in reasonable detail the facts underlying the decision by the Board of Directors of the Company to take such action and (ii) during such three (3) Business Day period, if requested by Parent, engaged in good faith negotiations with Parent to amend this Agreement in such a manner that obviates the need for such Adverse Recommendation Change.

(d)    In addition, nothing contained herein shall prevent the Board of Directors of the Company from (i) complying with Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation

M-A promulgated under the 1934 Act with regard to an Acquisition Proposal; provided, that any such action taken or statement made that relates to an Acquisition Proposal shall not be deemed to be an Adverse Recommendation Change if the Board of Directors of the Company reaffirms the Company Board Recommendation in such statement or in connection with such action or (ii) making any disclosure to the stockholders of the Company if the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably be expected to result in a breach of its fiduciary duties under Applicable Law; provided further that in no event shall the Board of Directors of the Company be permitted to make any Adverse Recommendation Change except in accordance with Section 6.03(c) or Section 6.03(f) hereunder, as applicable.

(e)    The Company shall notify Parent orally and in writing promptly (but in no event later than 24 hours) after receipt by the Company of any Acquisition Proposal, any proposals or inquiries that would reasonably be expected to lead to an Acquisition Proposal, or any inquiry or request for nonpublic information relating to the Company or any of its Subsidiaries by any Person who has made, or has expressly indicated that such Person is contemplating making, any Acquisition Proposal. Any such notice shall identify the Third Party making, and the material terms and conditions of (or the nature of), any such Acquisition Proposal, inquiry or request and shall attach a copy of any written Acquisition Proposal (or summary of the terms of any oral Acquisition Proposal) and a copy of all written materials provided by such Person with respect to such Acquisition Proposal. The Company shall keep Parent reasonably informed promptly (but in no event later than 24 hours) after any material changes in status or material terms of any Acquisition Proposal and shall provide to Parent promptly (but in no event later than 24 hours) after receipt thereof of copies of proposed transaction agreements or proposal letters sent or provided to the Company or any of its Subsidiaries that describe any material terms or conditions of any Acquisition Proposal, and keep Parent reasonably informed as to the nature of any information requested of the Company with respect thereto. Upon request of Parent, the Company shall apprise Parent of the status of any such Acquisition Proposal, inquiry or request. If an Acquisition Proposal shall have been publicly announced (other than by Parent, its Subsidiaries or any of their respective Affiliates or Representatives), the Company shall publicly reaffirm the Company Board Recommendation within ten (10) Business Days after receipt of a written request by Parent to provide such reaffirmation, unless an Adverse Recommendation Change is permitted by Section 6.03(b); provided, however, that in no event shall the Company be obligated to publicly reaffirm the Company Board Recommendation on more than one occasion with respect to each such publicly announced Acquisition Proposal by any Third Party or on more than one occasion with respect to each publicly announced material modification thereto.

(f)    Notwithstanding anything in this Agreement to the contrary, the Board of Directors of the Company may make an Adverse Recommendation Change in response to an Acquisition Proposal (or terminate this Agreement pursuant to Section 10.01(d)(i)), only so long as (i) such Acquisition Proposal was not the result of a breach of this Section 6.03 and such Acquisition Proposal is not withdrawn, (ii) the Board of Directors of the Company has determined in good faith, after consultation with its financial advisor and outside legal counsel and after taking into account any revisions to the terms of this Agreement that may be offered in writing by Parent in accordance with this Section 6.03(f), (A) that such Acquisition Proposal constitutes a Superior Proposal, and (B) that the failure to take make an Adverse

Recommendation Change would reasonably be expected to result in a breach of its fiduciary duties under Applicable Law, (iii) the Company (A) notifies Parent in writing (a “Change Notice”) at least three (3) Business Days before the making of any Adverse Recommendation Change of the determination of the Board of Directors of the Company that such Acquisition Proposal constitutes a Superior Proposal and of its intention to take such action, attaching the most current version of all proposed agreements under which such Superior Proposal is proposed to be consummated and all other material terms and conditions in respect of such Acquisition Proposal and the identity of the Third Party making such Superior Proposal, (B) during the three (3) Business Day period beginning on the date of receipt (or deemed receipt in accordance with Section 11.01) of the Change Notice by Parent, is available to negotiate in good faith with Parent (if requested by Parent) any proposal by Parent to amend the terms and conditions of this Agreement such that such Acquisition Proposal would no longer constitute a Superior Proposal (provided that any amendment, supplement or modification to any Acquisition Proposal shall require the Company to deliver to Parent a new Change Notice and a new negotiation period, except that the new negotiation period under this Section 6.03(f) with respect to any revised Acquisition Proposal shall be two (2) Business Days, instead of three (3) Business Days), and (iv) the Board of Directors of the Company (A) shall have considered in good faith any revisions to the terms of this Agreement offered in writing by Parent pursuant to this Section 6.03(f), and (B) shall have determined in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal remains a Superior Proposal.

(g)	As used in this Agreement:

(i)    “Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided that such confidentiality agreement may contain a less restrictive or no standstill restriction, in which case the Confidentiality Agreement shall be deemed to be amended to contain only such less restrictive provision, or to omit such provision, as applicable.

(ii)    “Intervening Event” means a material fact, event, circumstance, development or change that occurs, arises or comes to the attention of the Company’s Board of Directors after the date of this Agreement that (w) affects the business, assets or operations of Company and its Subsidiaries, (x) was not known by, or if known, the effect of which was not reasonably foreseeable by, the Company’s Board of Directors (assuming consultations with appropriate officers and Representatives of the Company) on the date of this Agreement, (y) becomes known to the Company’s Board of Directors prior to receipt of the Company Stockholder Approval, and (z) did not result from or arise out of the announcement or pendency of, or any actions required to be taken (or refrained from taken) pursuant to this Agreement; provided, however, that (i) the receipt, existence of or terms of an Acquisition Proposal shall not constitute, or be considered in determining whether there has been, an Intervening Event, and (ii) a change in the market price or trading volume of the equity or debt securities of the Company or of the equity or credit ratings or the ratings outlook for the Company by any applicable rating agency shall not (in and of themselves) constitute an Intervening Event.

(iii)    “Superior Proposal” means a bona fide, written Acquisition Proposal (with all percentages included in the definition of “Acquisition Proposal” changed to 80%) made after the date of this Agreement that the Board of Directors of the Company determines in good faith, after consultation with its financial advisor and outside legal counsel, and taking into account all relevant terms and conditions of such Acquisition Proposal (including any termination or break-up fees and conditions to consummation), the Person making such Acquisition Proposal, the likelihood and timing of consummation of such Acquisition Proposal and all financial, legal, regulatory, and other aspects of such Acquisition Proposal, is more favorable to the Company’s stockholders from a financial point of view than the Merger and the other transactions contemplated by this Agreement.

Section 6.04. Access to Information.

(a)    From the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms and subject to Applicable Law and the Confidentiality Agreement, the Company shall, and shall cause each of its Subsidiaries to, (i) give to Parent, its counsel, financial advisors, auditors and other authorized representatives reasonable access during normal business hours to the employees, offices, properties, books and records of such party, (ii) furnish reasonably promptly to Parent, its counsel, financial advisors, auditors and other authorized representatives all information (financial or otherwise) as such Persons may reasonably request concerning the Company’s and its Subsidiaries’ business, properties and personnel, and (iii) instruct its employees, counsel, financial advisors, auditors and other authorized representatives to reasonably cooperate with Parent in its investigation. Any investigation pursuant to this Section 6.04 shall be conducted under supervision of appropriate personnel of the Company and in such manner as not to unreasonably interfere with the conduct of the business of the Company, and shall not include the collection or analysis of any environmental samples.

(b)    Notwithstanding the foregoing in this Section 6.04 or the provisions of Section 8.01, the Company may, as it deems advisable and necessary, reasonably designate any competitively sensitive material provided under this Section 6.04 and Section 8.01 as either “Outside Counsel Only Material” or “Antitrust Restricted Material.” Antitrust Counsel Only Material and the information contained therein shall be given only to the outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, directors or other Representatives of the recipient unless express permission is obtained in advance from the Company or its legal counsel. Antitrust Restricted Material and the information contained therein shall be given only to outside antitrust counsel and other outside Representatives of the recipient and employees, officers or directors of the recipient approved by the Company, and will not be disclosed by such Persons to other employees, officers or directors of the recipient unless express permission is obtained in advance from the Company or its legal counsel. Anything to the contrary contained in this Section 6.04 and Section 8.01 notwithstanding, materials provided pursuant to this Section 6.04 or Section 8.01 may be redacted (i) as necessary to comply with terms of any applicable confidentiality arrangements to which the Company or any of its Subsidiaries is a party as of the date hereof (provided that the Company shall use its commercially reasonable efforts to allow for such access or disclosure that does not result in a violation), and (ii) as necessary to address reasonable legal privilege concerns (provided that the Company shall use its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in such loss of any such attorney-client, attorney work product or other legal privilege).

(c)    Parent will hold, and will cause its Representatives and affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 6.04 and Section 8.01, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement.

Section 6.05. Intentionally Omitted.

Section 6.06. Conduct of the Company. From and after the date hereof and prior to the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, except as expressly permitted herein, including expressly pursuant to Section 6.01 and Section 6.03, the Company shall use its commercially reasonable efforts not to, and shall use its commercially reasonable efforts to cause each of its Subsidiaries not to, take or omit to take any action that impedes, interferes with, hinders or delays in any material respect, or would reasonably be expected to prevent or materially impede, interfere with, hinder or delay in any material respect, the consummation by the Company of the Merger or any of the other transactions contemplated by this Agreement on a timely basis. The Company shall cause each of its Subsidiaries to comply with and perform all of its obligations under or relating to this Agreement.

ARTICLE 7

Covenants of Parent and Merger Subsidiary

Section 7.01. Conduct of Parent. From and after the date hereof and prior to the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, Parent shall use its commercially reasonable efforts not to, and shall use its commercially reasonable efforts to cause each of its Subsidiaries not to, take or omit to take any action that impedes, interferes with, hinders or delays in any material respect, or would reasonably be expected to prevent or materially impede, interfere with, hinder or delay in any material respect, the consummation by Parent or Merger Subsidiary of the Merger or any of the other transactions contemplated by this Agreement on a timely basis.

Section 7.02. Obligations of Merger Subsidiary. Parent shall take all action necessary to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 7.03. Parent Owned Shares. Parent shall vote or cause to be voted all shares of Company Stock beneficially owned by it or any of its Affiliates in favor of adoption of this Agreement at the Company Stockholder Meeting.

Section 7.04. Indemnification and Insurance. Parent shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to do the following:

(a)    All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Person who is or prior to the Effective Time becomes, or has been at any time prior to the date of this Agreement, a present or former director, officer, employee or agent (including as a fiduciary with respect to an employee benefit plan) of the Company, any of its Subsidiaries or any of their respective predecessors (each, an “Indemnified Person”) as provided in the Restated Certificate of Incorporation of the Company, the Amended and Restated Bylaws of the Company, the organizational documents of any Subsidiary of the Company or any indemnification agreement, or other agreements containing any indemnification provisions, including any employment agreements, between such Indemnified Party and the Company or any of its Subsidiaries shall survive the Merger and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Person. For six (6) years after the Effective Time, the Surviving Corporation and each of its Subsidiaries shall, and Parent will cause the Surviving Corporation and each of its Subsidiaries to, cause to be maintained in effect provisions in the certificate of incorporation and bylaws of the Surviving Corporation and each of its Subsidiaries (or in such documents of any successor to the business of the Surviving Corporation or any of its Subsidiaries) regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in the certificate of incorporation and bylaws of the Company and each of its Subsidiaries in existence on the date of this Agreement (it being acknowledged and agreed that the provisions in respect of such matters set forth in Exhibit A hereto satisfy such requirements in respect of the certificate of incorporation of the Surviving Corporation). From and after the Effective Time, any agreement of any Indemnified Person with the Company or any of its Subsidiaries regarding elimination of liability, indemnification or advancement of expenses shall be assumed by the Surviving Corporation, shall survive the Merger and shall continue in full force and effect in accordance with its terms.

(b)    For six (6) years after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, indemnify and hold harmless all Indemnified Persons to the fullest extent permitted by Delaware Law in the event of any threatened or actual claim, suit, action, proceeding or investigation (a “Claim”), whether civil, criminal or administrative, based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that the Indemnified Person is or was a director (including in a capacity as a member of any board committee), officer, employee or agent of the Company, any of its Subsidiaries or any of their respective predecessors prior to the Effective Time, or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case such Claim is made before, on or after the Effective Time, against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Person to the fullest extent permitted by Applicable Law upon receipt of any undertaking required by Applicable Law and an undertaking from such Person prior to the advancement of any such amounts that such Indemnified Person shall reimburse the Surviving Corporation any funds to which a court of competent jurisdiction has determined, by a final, nonappealable order or judgment, such Indemnified Person is not entitled), judgments, fines and amounts paid in settlement of or in connection with any such threatened or actual Claim. Neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any threatened or actual Claim for which indemnification could be sought by an Indemnified Person hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Person from all liability arising out of such Claim or such Indemnified Person otherwise consents in writing to such settlement, compromise or consent. Parent and the Surviving Corporation shall cooperate with an Indemnified Person in the defense of any matter for which such Indemnified Person could seek indemnification hereunder.

(c)    Prior to the Effective Time, the Company shall, or if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time (including claims with respect to this Agreement and the transactions and actions contemplated hereby) from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time; provided that in no event shall the Company or shall Parent or the Surviving Corporation be required to pay annual premiums for insurance under this Section 7.04(c) in excess of 300% of the most recent annual premiums paid by the Company prior to the date of this Agreement for such purpose, it being understood that if the annual premiums of such insurance coverage exceed such amount, the Company shall be entitled to, or Parent or the Surviving Corporation shall nevertheless be obligated to, provide as much coverage as may be obtained for such 300% amount.

(d)    If Parent or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its property and assets to any Person, then, and in each such case, proper provision shall be made so that the applicable successor, assign or transferee shall assume the obligations set forth in this Section 7.04 (including this Section 7.04(d)).

(e)    The rights of each Indemnified Person under this Section 7.04 shall be in addition to any rights such Person may have under the certificate of incorporation and bylaws of the Company or any of its Subsidiaries, under Delaware Law or any other Applicable Law, under any agreement of any Indemnified Person with the Company or any of its Subsidiaries or otherwise. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person. The obligations of Parent and the Surviving Corporation under this Section 7.04 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Person without the consent of such Indemnified Person.

(f)    The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Person in enforcing the indemnity and other obligations provided in this Section 7.04; provided that each Indemnified Person shall, prior to the advancement of any such expenses, be required to provide a written undertaking to the Surviving Corporation that such Indemnified Person shall reimburse the Surviving Corporation any funds to which a court of competent jurisdiction has determined by a final, nonappealable order or judgment such Indemnified Person is not entitled hereunder.

(g)    The Surviving Corporation shall pay on an as-incurred basis the fees and expenses of such Indemnified Person (including the reasonable fees and expenses of counsel) in advance of the final disposition of any action, suit, proceeding or investigation that is the subject of the right to indemnification, provided that such Person shall, prior to the receipt of any such advancements, undertake to reimburse the Surviving Corporation for all amounts so advanced if a court of competent jurisdiction determines, by a final, nonappealable order or judgment, that such Person is not entitled to indemnification.

Section 7.05. Employee Matters.

(a)    With respect to employees of the Company or any of its Subsidiaries immediately before the Effective Time (“Company Employees”), Parent shall, or shall cause the Surviving Corporation to, for the period of twelve (12) months following the Closing (or, if earlier, the termination of the applicable Company Employee’s employment with Parent, the Surviving Corporation and their Affiliates), provide to such Company Employee (i) base salary or wage rate (as applicable), commission and target annual cash incentive opportunity that in aggregate are not less favorable than the base salary or wage rate (as applicable), commission and target annual cash incentive opportunity provided to such Company Employee immediately before the Effective Time, and (ii) employee benefits and equity awards that are substantially comparable in the aggregate to the employee benefits and equity awards provided to similarly situated employees of Parent and its Affiliates.

(b)    Without limiting the generality of Section 7.05(a), from and after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, assume, honor and continue during the twelve (12) month period following the Effective Time or, if sooner, until all obligations thereunder have been satisfied, all of the employment, bonus, commission, severance, change in control, retention and termination plans and agreements maintained by the Company or any of its Subsidiaries and set forth on Schedule 7.05(b), in each case, as in effect at the Effective Time, including with respect to any payments, benefits or rights arising as a result of the transactions contemplated by this Agreement (either alone or in combination with any other event), without any amendment or modification, other than any amendment or modification permitted by the terms of the applicable plan or agreement or required to comply with Applicable Law, or with the prior written consent of the applicable Company Employee.

(c)    With respect to any employee benefit plan maintained by Parent, the Surviving Corporation or any of their Affiliates, for purposes of vesting, eligibility to participate, and level of benefits and, in the case of severance, vacation and paid time-off, benefits and accruals, Parent shall ensure that (subject only to the consent of the applicable insurance provider, if required and which Parent shall use its commercially reasonable efforts to obtain) each Company Employee’s service with the Company or any of its Subsidiaries prior to the Effective Time (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer is recognized by the Company or such Subsidiary under the comparable Company Employee Plans) shall be treated as service with Parent, the Surviving Corporation or their Affiliates; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits or with respect to benefit accruals under any defined benefit pension plan or any other arrangement other than in respect of vacation, paid-time off or severance.

(d)    Parent shall waive, or shall cause the Surviving Corporation or any of its Affiliates to waive, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by the Parent, the Surviving Corporation or any of their Affiliates in which any Company Employee (or the dependents of any eligible employee) will be eligible to participate from and after the Effective Time. Parent shall recognize, or shall cause the Surviving Corporation or any of its Affiliates to recognize, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee (and his or her eligible dependents) under the applicable Company Employee Plan during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which such Company Employee will be eligible to participate from and after the Effective Time.

(e)    Prior to the Effective Time (but not earlier than ten (10) Business Days prior to the Effective Time), the Company shall (unless otherwise instructed by Parent at least fifteen (15) Business Days prior to the Effective Time) take all such actions necessary to terminate the participation by the Company and its Subsidiaries in each US Plan that is intended to be qualified under Section 401(a) of the Code and that includes a cash or deferred arrangement that is intended to qualify under Section 401(k) of the Code, effective no later than the day immediately prior to the Effective Time. Prior to the Effective Time, the Company shall provide Parent with evidence that the participation by the Company and its Subsidiaries in such plan(s) has been terminated.

(f)    As soon as reasonably practicable after the date hereof, the Company shall provide Parent with an analysis as to whether any “disqualified individual” (as defined in Section 280G of the Code) could receive payments under any Company Employee Plan in connection with the consummation of the transactions contemplated by this Agreement (either alone or together with any other event, including a termination of employment) that would not be deductible under Section 280G of the Code. The Company shall consider in good faith taking any actions reasonably requested by Parent to reduce or eliminate the amount of any “excess parachute payment” (as defined in Section 280G of the Code); provided, that in no event shall the Company or any disqualified individual be required to reduce such disqualified individual’s payment or consideration as a result thereof.

(g)    Without limiting the generality of Section 11.06, nothing in this Section 7.05 shall create any right in any Person, including any employees, former employees, any participant in any Company Employee Plan or any beneficiary thereof, nor create any right to continued employment with Parent, Company, the Surviving Corporation or any of their Affiliates, nor be construed in any way as modifying or amending the provisions of any Company Employee Plan or any benefits plan maintained by Parent or any of its Affiliates.

ARTICLE 8

Covenants of Parent, Merger Subsidiary and the Company

Section 8.01. Reasonable Best Efforts.

(a)    Subject to the terms and conditions of this Agreement, including Section 8.01(b) and Section 8.01(c), the Company and Parent shall cooperate with each other and use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the Merger and the other transactions contemplated by this Agreement as promptly as practicable, including (i) preparing and filing as promptly as practicable after the date hereof with any Governmental Authority all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, financial statements, records, applications and other documents, in each case, to the extent applicable, (ii) obtaining and maintaining all approvals, consents, registrations, Permits, authorizations, licenses, waivers and other confirmations required to be obtained from any Governmental Authority that are necessary to consummate the transactions contemplated by this Agreement and (iii) executing and delivering any additional instruments necessary to consummate the transactions contemplated hereby.

(b)    Subject to Section 8.01(c), Applicable Law, and all applicable privileges (including attorney-client privilege) and except as prohibited by any Governmental Authority, in furtherance and not in limitation of the foregoing, each of Parent and the Company shall make (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act as promptly as practicable (and in any event within ten (10) Business Days after the date hereof), (ii) each other appropriate filing required pursuant to any Foreign Antitrust Law (collectively with the HSR Act, the “Antitrust Laws”) as promptly as practicable (and in any event within 20 Business Days after the date hereof), (iii) comply at the earliest practicable date with any request under any of the Antitrust Laws for additional information, documents, or other materials received by each of them or any of their respective Subsidiaries or Affiliates from any Governmental Authority in respect of such filings or such transactions, and (iv) cooperate with each other in connection with any such filing (including, to the extent permitted by Applicable Law and subject to Section 6.04(b), providing copies of all such documents to the non-filing parties prior to filing and considering all reasonable additions, deletions or changes suggested in connection therewith), and in connection with resolving any investigation or other inquiry of any Governmental Authority under any of the Antitrust Laws with respect to any such filing or any such transaction. Each such party shall use its reasonable best efforts to furnish to each other all information required for any application or other filing to be made pursuant to any Applicable Law in connection with the transactions contemplated by this Agreement. Subject to Applicable Law and all applicable privileges (including attorney-client privilege), except as prohibited by any Governmental Authority and Section 6.04(b), each such party shall promptly inform the other parties hereto of any oral communication with, and provide copies of written communications with, any Governmental Authority regarding any such filings or any such transaction. No party hereto shall independently participate in any formal meeting with any Governmental Authority in respect of any such filings, investigation, or other inquiry without giving the other parties hereto prior notice of the meeting and, to the extent permitted by such Governmental Authority, the opportunity to attend and/or participate. Subject to Applicable Law and all applicable privileges (including attorney-client privilege) and except as prohibited by any

Governmental Authority and Section 6.04(b), the parties hereto will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto relating to proceedings under any of the Antitrust Laws. The parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this section so as to preserve any applicable privilege.

(c)    Notwithstanding anything herein to the contrary, neither Parent, Merger Subsidiary nor the Company shall be required to take any of the following actions: (i) sell or otherwise dispose of, and hold separate or agree to sell or otherwise dispose of, assets, categories of assets or businesses of the Company or Parent or their respective Subsidiaries; (ii) terminate existing relationships, contractual rights or obligations of the Company or Parent or their respective Subsidiaries; (iii) terminate any venture or other arrangement; (iv) create any relationship, contractual rights or obligations of the Company or Parent or their respective Subsidiaries; (v) effectuate any other change or restructuring of the Company or Parent or their respective Subsidiaries; or (vi) defend, challenge or contest any action, suit or proceeding challenging this Agreement or the transactions contemplated hereby.

Section 8.02. Proxy Statement; Stockholder Approval.

(a)    As soon as reasonably practicable (and in no event later than forty (40) days after the date hereof), the Company shall prepare and file the Proxy Statement in preliminary form with the SEC; provided that the Company shall provide Parent and its counsel a reasonable opportunity to review the Company’s proposed preliminary Proxy Statement in advance of filing and consider in good faith any comments reasonably proposed by Parent and its counsel. Subject to Section 6.03, the Proxy Statement shall include (and shall not subsequently withdraw or modify) the Company Board Recommendation. The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to its stockholders as promptly as practicable following clearance of the Proxy Statement by the SEC. Parent and Merger Subsidiary shall furnish to the Company all information concerning Parent and Merger Subsidiary as may be reasonably required by the Company in connection with the Proxy Statement. Each of the Company, Parent and Merger Subsidiary shall promptly correct any information provided by it for use in the Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect, and the Company shall take all steps necessary to amend or supplement the Proxy Statement and to cause the Proxy Statement, as so amended or supplemented, to be filed with SEC and mailed to its stockholders, in each case as and to the extent required by Applicable Law. The Company shall (a) as promptly as practicable after receipt thereof, provide Parent and its counsel with copies of any written comments, and advise Parent and its counsel of any oral comments, with respect to the Proxy Statement (or any amendment or supplement thereto) received from the SEC or its staff, (b) provide Parent and its counsel a reasonable opportunity to review the Company’s proposed response to such comments and (c) consider in good faith any comments reasonably proposed by Parent and its counsel.

(b)    Immediately following the execution of this Agreement, Parent, as sole stockholder of Merger Subsidiary, shall adopt this Agreement.

Section 8.03. Public Announcements. From and after the date of this Agreement, until such time as this Agreement has been terminated in accordance with its terms, or an Adverse Recommendation Change has occurred in accordance with Section 6.03, Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated hereby and, except in respect of any such press release, communication, other public statement, press conference or conference call as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association (in which case each party hereto shall endeavor, on a basis reasonable under the circumstances, to provide a reasonable opportunity to the other party to review and comment on such press release, communication, other public statement or matters to be covered on such conference call in advance and shall consider in good faith all reasonable comments of such other party), shall not issue any such press release, have any such communication, make any such other public statement or schedule any such press conference or conference call prior to such consultation.

Section 8.04. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 8.05. Notices of Certain Events. Each of the Company and Parent shall promptly notify the other of:

(a)    any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b)    any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(c)    any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that relate to the consummation of the transactions contemplated by this Agreement; and

(d)    any representation or warranty made in this Agreement becoming untrue or inaccurate such that the conditions set forth in Article 9 would not be satisfied or of any failure to comply with any covenant to be complied with under this Agreement such that the conditions in Article 9 would not be satisfied.

The failure to deliver any such notice shall not affect any of the conditions set forth in Article 9 or give rise to any right to terminate under Article 9.

Section 8.06. Section 16 Matters. Prior to the Effective Time, the board of directors of the Company, or an appropriate committee of non-employee directors, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition of Company Stock (including derivatives thereof) pursuant to this Agreement by any officer or director of the Company who is a covered person for purposes of Section 16 of the 1934 Act shall be an exempt transaction for purposes of Section 16 of the 1934 Act.

Section 8.07. Stock Exchange De-listing; 1934 Act Deregistration. Following the Effective Time, each of the Company and Parent shall take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary on its part under Applicable Laws and rules and policies of NASDAQ to enable the de-listing by the Surviving Corporation of the Company Stock from NASDAQ and the deregistration of the Company Stock under the 1934 Act as promptly as practicable after the Effective Time.

Section 8.08. Transaction Litigation. Prior to the earlier of the Effective Time or the termination of this Agreement, the Company shall control the defense of any litigation brought by stockholders of the Company against the Company and/or its directors relating to the transactions contemplated by this Agreement, including the Merger; provided, however, that the Company (i) shall promptly provide Parent with copies of all proceedings and correspondence relating to such litigation and (ii) shall give Parent the opportunity to participate with the Company regarding the defense or settlement of any such litigation. Prior to the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, the Company shall not settle or make an offer to settle any litigation against the Company or any director by any stockholder relating to this Agreement, the Merger or the other transactions contemplated by this Agreement, in each case, without the prior written consent of Parent.

Section 8.09. No Control of Other Party’s Business. Nothing contained in this Agreement shall give Parent or Merger Subsidiary, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations.

ARTICLE 9

Conditions to the Merger

Section 9.01. Conditions to the Obligations of Each Party. The respective obligation of each party to consummate the Merger is subject to the satisfaction or (to the extent permitted by Applicable Law) waiver at or prior to the Effective Time of the following conditions:

(a)    the Company Stockholder Approval shall have been obtained in accordance with Delaware Law;

(b)    no temporary restraining order, decree, ruling, injunction or judgment, preliminary or permanent injunction or other judgment issued by any Governmental Authority of competent jurisdiction shall be in effect enjoining, restraining or otherwise prohibiting the consummation of the Merger and no Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or declared applicable to the Merger any Applicable Law that is in effect, which has the effect of enjoining, restraining or otherwise prohibiting the consummation of the Merger (collectively, “Restraints”); and

(c)    (i) any applicable waiting period under the HSR Act relating to the Merger shall have expired or been terminated and any extensions thereof, or any timing agreements or legally binding commitments obtained by request or other action of the U.S. Federal Trade Commission and/or the U.S. Department of Justice, as applicable, shall have expired or been terminated; and (ii) all applicable waiting and other time periods under other applicable antitrust, competition, or fair trade laws in the jurisdictions set forth on Section 9.01(c) of the Company Disclosure Letter shall have expired, lapsed or been terminated (as appropriate), in each case, in respect of the Merger.

Section 9.02. Conditions to the Obligations of Parent and Merger Subsidiary. The respective obligation of Parent and Merger Subsidiary to consummate the Merger is subject to the satisfaction or (to the extent permitted by Applicable Law) waiver at or prior to the Effective Time of the following further conditions:

(a)    (i) the Company shall have performed or complied with, in all material respects, all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) (A) the representations and warranties of the Company contained in Section 4.10(a) shall be true in all respects as of the date of this Agreement and at and as of the Effective Time as if made at and as of such time, (B) the representations and warranties of the Company contained in Section 4.01(a), Section 4.02, Section 4.24 and Section 4.26 (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true in all material respects as of the date of this Agreement and at and as of the Effective Time as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), (C) the representations and warranties of the Company set forth in Section 4.05 (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Effective Time as if at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), and (D) the other representations and warranties of the Company contained in Article 4 (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true and correct as of the date of this Agreement and at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), with, in the case of this clause (D) only, only such exceptions as would not have, individually or in the aggregate, a Material Adverse Effect, and (iii) Parent shall have received a certificate signed by an executive officer of the Company to the foregoing effect.

Section 9.03. Conditions to the Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction or (to the extent permitted by Applicable Law) waiver at or prior to the Effective Time of the following further conditions:

(a)    (i) each of Parent and Merger Subsidiary shall have performed, in all material respects, all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) (A) the representations and warranties of Parent and Merger Subsidiary contained in, Section 5.06, shall be true in all respects at and as of the Effective Time as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time) (A) the representations and warranties of Parent and Merger Subsidiary contained in Section 5.01(a), Section 5.02, and Section 5.07, shall be true in all material respects at and as of the Effective Time as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time) and (B) the other representations and warranties of Parent and Merger Subsidiary contained in Article 5 (disregarding all materiality and Parent Material Adverse Effect qualifications contained therein) shall be true at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), with, in the case of this clause (B) only, only such exceptions as would not have, individually or in the aggregate, a Parent Material Adverse Effect, and (iii) the Company shall have received a certificate signed by an executive officer of Parent to the foregoing effect.

ARTICLE 10

Termination

Section 10.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company):

(a)    by mutual written agreement of the Company and Parent;

(b)    by either the Company or Parent, if:

(i)    the Merger has not been consummated on or before January 27, 2020 (as such date may be extended pursuant to Section 11.13 or the two immediately following provisos, the “End Date”); provided, however, that if, as of the date on which the End Date would occur all of the conditions to Closing (other than those conditions that by their terms are to be satisfied at the Closing) set forth in Article 9 are satisfied other than the conditions set forth in Section 9.01(c), then the End Date shall automatically be extended by an additional ninety days; provided, further, that, if the date on which the End Date would occur is not a Business Day, then the End Date shall be further extended to be the next following Business Day; provided, further, that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement in any material respect is the primary cause of the failure of the Merger to be consummated by the End Date (it being understood that Parent and Merger Subsidiary shall be deemed a single party for purposes of the foregoing proviso);

(ii)    if any Restraint shall be in effect permanently restraining, enjoining or otherwise permanently prohibiting the consummation of the Merger on substantially the terms contemplated by this Agreement, and such Restraint shall have become final and nonappealable; provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(ii) shall not be available to any party whose breach of any provision of this Agreement in any material respect is the primary cause of such Restraint (it being understood that Parent and Merger Subsidiary shall be deemed a single party for purposes of the foregoing proviso); or

(iii)    at the Company Stockholder Meeting (including any adjournment or postponement thereof), the Company Stockholder Approval shall not have been obtained; or

(c)    by Parent:

(i)    prior to obtaining the Company Stockholder Approval, if (A) the Board of Directors of the Company or any duly authorized committee thereof shall have effected an Adverse Recommendation Change or (B) any Person (other than by Parent, its Subsidiaries or any of their respective Affiliates or Representatives (in such capacities)) shall have first publicly announced an Acquisition Proposal (or publicly announced any material modification thereto) (and in, any such case, such Acquisition Proposal is not withdrawn) and the Company or the Board of Directors of the Company or any committee thereof fails to publicly reaffirm the Company Board Recommendation within ten Business Days (or if the Company Stockholder Meeting is scheduled to be held within ten Business Days from the date of such announcement, promptly and in any event prior to the date on which the Company Stockholder Meeting is scheduled to be held) of being requested to do so by Parent; provided, however, that in no event shall the Company be obligated to publicly reaffirm the Company Board Recommendation on more than one occasion with respect to each such publicly announced Acquisition Proposal by any Third Party or on more than one occasion with respect to each publicly announced material modification thereto; or

(ii)    if there is any inaccuracy of any representation or warranty made by the Company in this Agreement or any breach, violation or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement, which inaccuracy, breach, violation or failure, either individually or in the aggregate, if continuing at the Closing (A) would cause the condition set forth in Section 9.02(a) not to be satisfied, and (B) is incapable of being cured by the End Date (a “Company Terminating Breach”); provided that the right to terminate this Agreement pursuant to this Section 10.01(c)(ii) shall not be available to Parent if a Parent Terminating Breach shall have occurred and be continuing at the time Parent delivers notice of its election to terminate this Agreement pursuant to this Section 10.01(c)(ii); or

(d)    by the Company, if:

(i)    the Board of Directors of the Company authorizes the Company, pursuant to, and in compliance with, Section 6.03(f), to enter into a definitive agreement concerning a Superior Proposal; provided that the Company pays the Company Termination Fee payable pursuant to Section 10.02(b)(ii); or

(ii)    there is any inaccuracy of any representation or warranty made by Parent or Merger Subsidiary in this Agreement or any breach, violation or failure to perform any covenant or agreement on the part of Parent or Merger Subsidiary set forth in this Agreement which inaccuracy, breach, violation or failure, either individually or in the aggregate, if continuing at the Closing (A) would cause the conditions set forth in Section 9.03(a) not to be satisfied, and (B) is incapable of being cured by the End Date (a “Parent Terminating Breach”); provided that the right to terminate this Agreement pursuant to this Section 10.01(d)(ii) shall not be available to the Company if a Company Terminating Breach shall have occurred and be continuing at the time the Company delivers notice of its election to terminate this Agreement pursuant to this Section 10.01(d)(ii).

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give written notice of such termination to the other party.

Section 10.02. Effect of Termination.

(a)    If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or Representative of such party) to the other party hereto; provided that (a) the provisions of this Section 10.02, Section 11.01, Section 11.07, Section 11.08, Section 11.09 and Section 11.13 and the Confidentiality Agreement shall survive any termination hereof pursuant to Section 10.01 and (b) neither the Company nor Parent shall be relieved or released from any liabilities or damages arising out of fraud or its willful and material breach of any provision of this Agreement.

(b)    Company Termination Fee.

(i)    If this Agreement is terminated by Parent pursuant to Section 10.01(c)(i), then the Company shall pay an amount equal to $32,165,000 (the “Company Termination Fee”) to Parent in immediately available funds within two (2) Business Days after such termination.

(ii)    If this Agreement is terminated by the Company pursuant to Section 10.01(d)(i), then the Company shall pay the Company Termination Fee to Parent in immediately available funds substantially concurrently with (and as a condition to) such termination.

(iii)    If (A) after the date of this Agreement, a bona fide Acquisition Proposal shall have been publicly made, publicly announced or otherwise communicated to the Board of Directors of the Company or to the Company or shall have been made directly to the stockholders of the Company generally (and in, any such case, such Acquisition Proposal is not withdrawn), (B) thereafter, this Agreement is terminated by Parent or the Company pursuant to Section 10.01(b)(i) (at a time when Parent could have terminated this Agreement pursuant to such provision), Section 10.01(b)(iii) or Section 10.01(c)(ii), and (C) within twelve (12) months after such termination, the Company consummates any Acquisition Proposal or enters into a definitive agreement in respect of any

Acquisition Proposal that is later consummated, then the Company shall pay to Parent the Company Termination Fee by wire transfer of same-day funds on the date of consummation of such Acquisition Proposal. For purposes of this Section 10.02(b), all references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”.

(iv)    In no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(v)    Parent and Merger Subsidiary agree that, upon any termination of this Agreement under circumstances where the Company Termination Fee is payable by the Company pursuant to this Section and such Company Termination Fee is paid in full, except in the case of fraud or a willful and material breach of the Company’s representations, warranties, covenants or agreements set forth in this Agreement prior to termination of this Agreement, Parent and Merger Subsidiary shall be precluded from any other remedy against the Company, at law or in equity or otherwise, and neither Parent nor Merger Subsidiary shall seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Company or any of the Company’s Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, stockholders or Affiliates or their respective Representatives in connection with this Agreement or the transactions contemplated hereby.

(vi)    Each of the Company and Parent acknowledges that the agreements contained in this Section 10.02(b) are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the other party would not enter into this Agreement. If the Company fails promptly to pay any amounts due pursuant to Section 10.02(b), and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the amounts set forth in Section 10.02(b), the Company shall pay to Parent its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in Section 10.02(b) from the date of termination of this Agreement at a rate per annum equal to the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

ARTICLE 11

Miscellaneous

Section 11.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission or email (provided, that such email states that it is a notice delivered pursuant to this Section 11.01)) and shall be given if to Parent or Merger Subsidiary, to:

ON Semiconductor Corporation

5005 E. McDowell Road

Phoenix, AZ 85008

Attention: General Counsel, Sonny Cave

with a copy to (which shall not constitute notice):

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105

Attention: Eric McCrath

Facsimile No.: (415) 276-7159

Email: emccrath@mofo.com

and

Morrison & Foerster LLP

2000 Pennsylvania Avenue NW

Washington, DC 20006

Attention: Lauren C. Bellerjeau

Facsimile No.: (202) 785-7563

Email: lbellerjeau@mofo.com

if to the Company, to:

Quantenna Communications, Inc.

1704 Automation Parkway

San Jose, CA 95131

Attention: Tom MacMitchell

with a copy to (which shall not constitute notice):

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, CA 94025-7019

Attention: Warren Lazarow, Esq. and Noah Kornblith, Esq.

Facsimile No.: (650) 473-2601

Email: wlazarow@omm.com and nkornblith@omm.com

and

O’Melveny & Myers LLP

610 Newport Center Drive, 17th Floor

Newport Beach, CA 92680

Attention: Andor D. Terner, Esq.

Facsimile No.: (949) 823-6994

Email: aterner@omm.com

or to such other address or facsimile number or email address as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 11.02. Non-Survival of Representations, Warranties, Covenants and Agreements. The representations, warranties, covenants and agreements contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time; provided that this Section 11.02 shall not limit any covenant or agreement by the parties that by its terms contemplates performance after the Effective Time.

Section 11.03. Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided, however, that after the Company Stockholder Approval has been obtained, there shall be no amendment or waiver that by Applicable Law requires further approval by the stockholders of the Company without such approval having been obtained.

(b)    No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 11.04. Expenses. Except as otherwise specifically provided in this Agreement, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 11.05. Disclosure Letter References. Notwithstanding anything to the contrary herein, the parties hereto agree that any reference in a particular Section of the Company Disclosure Letter shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) the representations, warranties, covenants, agreements or other provisions hereof of the relevant party that are contained in the corresponding Section of this Agreement, and any other representations, warranties, covenants, agreements or other provisions hereof of such party that is contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations, warranties, covenants, agreements and other provisions hereof, would be reasonably apparent on the face of such disclosure. The mere inclusion of an item in the Company Disclosure Letter as an exception to a representation, warranty, covenant, agreement or other provision hereof shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item would have a Material Adverse Effect.

Section 11.06. Binding Effect; Benefit; Assignment.

(a)    The provisions of this Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the parties hereto and their respective successors and permitted assigns. Except as provided in Article 2, Section 7.04 and Section 11.03, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and permitted assigns.

(b)    No party may assign, delegate or otherwise transfer, by operation of law or otherwise, any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Merger Subsidiary may transfer or assign all (but not less than all) of its rights and obligations under this Agreement to one of its wholly owned Subsidiaries at any time; provided that such transfer or assignment shall not relieve Parent or Merger Subsidiary of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent or Merger Subsidiary. Any purported assignment not permitted under this Section 11.06(b) shall be null and void.

Section 11.07. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such State.

Section 11.08. Consent to Jurisdiction. Each of Parent, Merger Subsidiary and the Company irrevocably submits to the exclusive jurisdiction of (a) the Court of Chancery of the State of Delaware, New Castle County, and (b) the United States District Court in Wilmington, Delaware, for the purposes of any suit, action or other proceeding arising out of this Agreement, the other agreements contemplated hereby or any transaction contemplated hereby. Each of Parent, Merger Subsidiary and the Company agrees to commence any action, suit or proceeding relating hereto either in the Court of Chancery of the State of Delaware, New Castle County or if such suit, action or other proceeding may not be brought in such court for jurisdictional reasons, in the United States District Court in Wilmington, Delaware. Each of Parent, Merger Subsidiary and the Company further agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s respective address set forth above shall be effective service of process for any action, suit or proceeding in Delaware with respect to any matters to which it has submitted to jurisdiction in this Section 11.08. Each of Parent, Merger Subsidiary and the Company irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in (i) the Court of Chancery of the State of Delaware, New Castle County, or (ii) the United States District Court in Wilmington, Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each of Parent, Merger Subsidiary and the Company irrevocably waives any objections or immunities to jurisdiction to which it may otherwise be entitled or become entitled (including sovereign immunity, immunity to pre-judgment attachment, post-judgment attachment and execution) in any legal suit, action or proceeding against it arising out of or relating to this Agreement or the transactions contemplated hereby which is instituted in any such court. The parties agree that a final trial court judgment in any such suit, action or other proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment. Each of the parties hereto agrees that service of process, summons, notice or document by registered mail addressed to it at the addresses set forth in Section 11.01 shall be effective service of process for any suit, action or proceeding brought in any such court. The parties agree that service of process may also be effected by certified or registered mail, return receipt requested, or by reputable overnight courier service, directed to the other party at the addresses set forth herein in Section 11.01, and service so made shall be completed when received.

Section 11.09. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.10. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Delivery of an executed counterpart of a signature page to this Agreement by facsimile, “.pdf” format or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement.

Section 11.11. Entire Agreement; No Other Representations and Warranties.

(a)    This Agreement, including the Company Disclosure Letter, together with the Confidentiality Agreement, constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

(b)    Except for the representations and warranties contained in Article 4, each of Parent and Merger Subsidiary acknowledges that neither the Company nor any Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information made available to Parent or Merger Subsidiary in connection with the transactions contemplated by this Agreement. Neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to Parent, Merger Subsidiary or any other Person resulting from the distribution to Parent or Merger Subsidiary, or Parent’s or Merger Subsidiary’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Subsidiary in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement, unless, and then only to the extent that, any such information is expressly included in a representation or warranty contained in Article 4.

(c)    Except for the representations and warranties contained in Article 5, the Company acknowledges that none of Parent, Merger Subsidiary or any other Person on behalf of Parent or Merger Subsidiary makes any other express or implied representation or warranty with respect to Parent or Merger Subsidiary or with respect to any other information made available to the Company in connection with the transactions contemplated by this Agreement.

Section 11.12. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.13. Specific Performance. The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the parties hereto do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the Merger and the other transactions contemplated by this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 11.08 without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement at law or in equity, and the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither the Company nor Parent would have entered into this Agreement. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties hereto have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or in equity. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 11.13 shall not be required to provide any bond or other security in connection with any such order or injunction. If, prior to the End Date, any party brings any suit, action or proceeding, in each case in accordance with Section 11.08, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, the End Date shall automatically be extended by (A) the amount of time during which such suit, action or proceeding is pending, plus twenty (20) Business Days or (B) such other time period established by the court presiding over such suit, action or proceeding, as the case may be.

[The remainder of this page has been intentionally left blank; the next page is the signature page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their respective authorized officers as of the date set forth on the cover page of this Agreement.

QUANTENNA COMMUNICATIONS, INC.

By:	/s/ Sam Heidari
Name: Sam Heidari
Title: Chief Executive Officer

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their respective authorized officers as of the date set forth on the cover page of this Agreement.

ON SEMICONDUCTOR CORPORATION

By:	/s/ Keith Jackson
	Name:	Keith D. Jackson
	Title:	President and Chief Executive Officer

RAPTOR OPERATIONS SUB, INC.

By:	/s/ Keith Jackson
	Name:	Keith D. Jackson
	Title:	President

EXHIBIT A

Certificate of Incorporation of the Surviving Corporation

ARTICLE I

The name of the corporation (hereinafter called the “Corporation”) is ON Semiconductor Connectivity Solutions, Inc.

ARTICLE II

The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, New Castle County, and the name of the registered agent of the Corporation in the State of Delaware at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE IV

The total number of shares of all classes of stock that the Corporation shall have authority to issue is 1,000 shares of Common Stock having the par value of $0.0001 per share.

ARTICLE V

The number of directors of the Corporation shall be fixed from time to time by resolution of the Board of Directors of the Corporation.

Exhibit A

ARTICLE VI

In furtherance and not in limitation of the powers conferred upon it by law, the Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation.

ARTICLE VII

Unless and except to the extent that the Bylaws of the Corporation so require, the election of directors of the Corporation need not be by written ballot.

ARTICLE VIII

To the fullest extent permitted by the DGCL, as it presently exists or may hereafter be amended from time to time, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Neither any amendment nor repeal of this Article, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or proceeding accruing or arising or that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision..

Exhibit A

ARTICLE XI

The Corporation shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Corporation shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the Board of Directors.

The Corporation shall have the power to indemnify, to the extent permitted by the DGCL, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Corporation who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement

Exhibit A

actually and reasonably incurred by such person in connection with any such Proceeding.

A right to indemnification or to advancement of expenses arising under a provision of this Certificate of Incorporation or a bylaw of the Corporation shall not be eliminated or impaired by an amendment to this Certificate of Incorporation or the Bylaws of the Corporation after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

Exhibit A